Exhibit 99.03

GRAVIS OIL CORPORATION

INFORMATION CIRCULAR

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the Management of Gravis Oil Corporation (Gravis or the Corporation) for use at the special meeting of shareholders of the Corporation (the Meeting) to be held at the offices of Norton Rose Canada llp, 3700, 400 3rd Avenue S.W., Calgary, Alberta T2P 4H2 on Friday, September 7, 2012 at 9:00 a.m. (Calgary time) for the purposes set out in the accompanying Notice of Meeting.  As a shareholder, you are cordially invited to be present at the Meeting.  To ensure that you will be represented at the Meeting in the event that you are unable to attend personally, you are requested to complete, date and sign the accompanying form of proxy and return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by mail or fax no later than forty-eight (48) hours (excluding Saturday, Sunday and holidays) prior to the time of the meeting or adjournment thereof.

The costs incurred in the preparation and mailing of the form of proxy, the Notice of Special Meeting and this Information Circular will be borne by the Corporation.  The solicitation of proxies is expected to be primarily by mail but may also be made by personal interviews, telephone or other means of communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  The costs of proxy solicitation will be paid by the Corporation.

No person is authorized to give any information or make any representations other than those contained in this Information Circular and if given or made, such information or representations must not be relied upon as having been authorized to be given or made.  Except where otherwise stated, the information contained herein is given as of August 10, 2012.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors or officers of the Corporation.  A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent the shareholder at the Meeting other than persons designated in the enclosed proxy form, who are management designees, either by inserting the name of the chosen nominee in the blank space provided in the enclosed form of proxy or by completing another form of proxy.  Such shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his or her attorney authorized in writing or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly executed.

A form of proxy will not be valid and not be acted upon or voted unless it is signed and dated and reaches the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, to reach the addressee no later than forty-eight (48) hours (excluding Saturday, Sunday and holidays) prior to the time of the meeting, or if the Meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof.

A shareholder who has given a proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the head office of the Corporation at any time up to and including the last business day immediately preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The common shares in the capital of the Corporation (the Common Shares) represented by the enclosed Instrument of Proxy, if properly completed and executed, will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted for, against or withheld from voting in accordance with the specifications so made.  In the absence of any such instruction, the persons whose names appear on the printed form of proxy, will vote in favour of all the matters set out thereon.  If any other business or amendments or variations to matters identified in the Notice properly come before the Meeting and where management of the Corporation is not aware of these amendments, variations or other matters to be presented to the Meeting, then discretionary authority is conferred upon the persons appointed in the proxy to vote in the manner they see fit.

At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many shareholders of the Corporation, as a substantial number of shareholders do not hold shares in their own name.  Shareholders who do not hold shares in their own name (referred to in this Information Circular as Beneficial Shareholders) should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares in the capital of the Corporation can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Corporation.  Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (BFSI).  BFSI typically asks Beneficial Shareholders to return proxy forms to BFSI.  BFSI then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a BFSI proxy cannot use that proxy to vote Common Shares directly at the Meeting - the BFSI proxy must be returned to BFSI well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

INFORMATION CONCERNING THE CORPORATION

Voting Securities and Principal Holders of Voting Securities

Gravis is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value.  As of August 10, 2012, a total of 14,078,949 Common Shares are issued and outstanding and 17,600 preferred shares (Preferred B Shares) are issued and outstanding.

To the knowledge of the directors and executive officers of Gravis, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Common Shares of Gravis.

As of August 10, 2012, the holders of the Senior Notes and Junior Notes upon exercise or conversion of all dilutive derivative instruments held by them, would hold a total of approximately 113,783,530 common shares or 86.3% of the fully diluted Common Shares of Gravis, and could have the ability to control all matters submitted to Gravis' shareholders (Shareholders) for approval (including the election and removal of directors and to control the Corporation's management and affairs).

As of August 10, 2012, the directors and officers of the Corporation as a group owned beneficially, directly and indirectly, 250,000 Common Shares, representing 1.8% of the presently issued and outstanding Common Shares.

The directors of the Corporation have fixed August 3, 2012 at the close of business, as the record date for the determination of shareholders entitled to receive notice of the Meeting and to vote thereat.  All holders of Common Shares of the Corporation at the close of business on the record date are entitled to attend and vote the Common Shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.  However, a person appointed under a proxy will be entitled to vote the Common Shares represented by that proxy only if it is effectively delivered in the manner set out herein under the heading "Appointment and Revocation of Proxies" and has not been revoked.

To the extent that a person has transferred any Common Shares after the record date, and the transferee of those Common Shares produces a properly endorsed share certificate or otherwise establishes ownership no later than 10 days before the Meeting, such person shall be entitled to demand inclusion in the list of shareholders prepared by the Corporation before the Meeting and to vote thereat.  The transfer books will not be closed.

Indebtedness of Directors and Senior Officers

There is not as of the date hereof any indebtedness owing to the Corporation by the directors, senior officers or other members of management of the Corporation, or any of their associates or affiliates.

Interest of Informed Persons in Material Transactions

Other than as disclosed herein, there are no material interests, direct or indirect, of any directors or senior officers of the Corporation, nominees for director, any shareholder who beneficially owns more than 10% of the Common Shares, or any known associate or affiliate of such persons in any transaction since the commencement of the Corporation's last completed financial year or in any completed or proposed transaction that has had a material affect or would materially affect the Corporation and that is not otherwise disclosed herein.

The proposed nominees for directors of Gravis are also officers and directors of Petro River Oil LLC (Petro).  On June 27, 2012 Gravis announced that it had entered into a non-binding letter of intent with Petro that, if the transaction is completed, would result in Gravis acquiring Petro for Common Shares, the name of Gravis being changed and the Corporation redomiciling to Delaware.  It is currently expected that post-transaction, current Shareholders will own approximately 14,078,949 (1.9%) Common Shares, while holders of Gravis Preferred B Shares, debentures and notes will hold approximately 115,552,911 (15.7%) Common Shares, holders of shares and notes of Petro will hold approximately 591,021,011 (80.2%) Common Shares, and  holders of certain working interests that form part of the assets to be acquired by Gravis post-transaction, will hold 16,447,368 (2.2%) Common Shares.  The nominees for directors are shareholders of Petro and will, if Gravis acquires Petro, become shareholders of Gravis.

Interest of Certain Persons in Matters to be Acted Upon

Management of the Corporation is not aware of any material interests, direct or indirect, of any director or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year, or any associate or affiliate of such persons in any manner to be acted on at the Meeting, other than as described herein.

Equity Compensation Plan Information

The following information is provided as at August 10, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options and warrants (a)	Weighted-average exercise price of outstanding options and warrants (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	775,000	$0.52	632,895
Equity compensation plans not approved by shareholders	Nil	Nil	Nil
Consulting Warrants	480,000	$0.50	NA
Compensation Warrants	2,720,000	$0.25	NA
Total	3,975,000	$0.33	632,895

Pursuant to the Corporation's two stock option plans (the Option Plans), the Corporation may grant incentive stock options to directors, officers, employees and consultants of the Corporation or any subsidiary thereof.  The number of shares reserved for issuance in aggregate under both plans is limited to 10% of the issued and outstanding common shares of Gravis.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors (the Board or Board of Directors) at the time of grant.

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Corporation's philosophy, objectives and processes regarding compensation for the Named Executive Officers of the Corporation (NEOs or Named Executive Officers).  It explains how decisions regarding executive compensation are made by the Board of Directors and the reasoning behind these decisions.  All members of the Board of Directors are required to have expertise and experience in compensation, and other human resource areas.

As at the date hereof, the Corporation has the following two NEOs:

Jeffrey Freedman	Interim Chief Executive Officer and Interim Chief Financial Officer ("CEO")

Pat McCarron	Vice President, Operations

Compensation Philosophy and Objectives of Compensation Programs

The Board of Directors determines the compensation to be paid or awarded to the NEOs of the Corporation.  The Board has sought to encourage advancement of exploration projects and growth in reserves, in order to enhance shareholder value.  To achieve these objectives, the Corporation believes it is critical to create and maintain compensation programs that attract and retain committed, highly qualified personnel by providing appropriate rewards and incentives and that align the interest of the officers of the Corporation with those of the Shareholders to provide incentive to the officers to enhance shareholder value.  However, as a junior exploration company the Corporation has been constrained by the amount of capital it has available to it.  Additionally, the Corporation was subject to cease trade orders until June 6, 2012 issued by the Alberta Securities Commission and the British Columbia Securities Commission which significantly reduced its ability to fund operations.

The Corporation has sought new business opportunities, including a proposed restructuring transaction announced June 27, 2012.  As a result of the Corporation ceasing operations during the last fiscal year, compensation for the CEO was based on time spent pursuing and negotiating potential new business transactions, maintaining the Corporation’s regulatory filings and managing the Corporation's strategic direction. Similarly, compensation for the Vice President, Operations was based on time spent dealing with ongoing operational issues and assisting with the preparation of requisite regulatory filings. If and when  the Corporation resumes full operations, compensation for the NEOs is expected to be re-evaluated in the specific circumstances.  During the last fiscal year, compensation for the NEOs consisted of three elements: contract rate or base salary, long-term equity incentives and benefits (however compensation may include a bonus under some circumstances).  The following provides an overview of the three elements of compensation excluding benefits.

Compensation Element	Type of Compensation	Name of Plan	Performance Period	Form of Payment
Contract Rate/Base Salary(1)	Hourly rate/Annual - Fixed Pay	Salary Program	1 year	Cash
Bonus	Annual - Variable Pay	N/A	1 year	Cash or shares
Long-Term Equity Incentives	Long Term - Variable Pay	Option Plans	up to 5 years	Options for Common Shares

Note:

(1)
As a result of a significant operational and financial difficulties, compensation of the CEO for the year ended April 30, 2012 was determined on an ad hoc basis by the Board to ensure management continued with the Corporation.

How the Corporation Determines the Amount for Each Element

As indicated above, executive compensation is the responsibility of the Board.

During the fiscal year ended April 30, 2012, the Board had no formal meetings dedicated to compensation because of the other significant issues facing the Corporation.

Under ideal circumstances, the Board uses data which, at its reasonable discretion, it believes to be relevant, to ensure that the Corporation is maintaining a level of compensation that is both commensurate with the size of the Corporation and sufficient to retain personnel it considers essential to the success of the Corporation.  In reviewing comparative data, the Board does not engage in benchmarking for the purpose of establishing compensation levels relative to any predetermined point.  In the Board's view, external and third-party survey data provides an insight into external competitiveness, but it is not an appropriate basis for establishing compensation levels for Gravis.  This is primarily due to the differences in the size of comparable companies and the lack of sufficient appropriate matches to provide statistical relevance.  Additionally, compensation payable to the NEOs for similarly placed junior exploration entities is frequently nil or nominal, thus such comparatives are typically of little value.

In the process used by the Board to establish and adjust executive compensation levels, the Board may consider third-party survey data (although no such data was considered in the year ended April 30, 2012), along with an assessment of individual performance, experience and potential to contribute to operations and growth of the Corporation.  The Board can exercise both positive and negative discretion in relation to the compensation awards and its allocation between cash and non-cash awards.

The CEO of the Corporation may make recommendation to the Board regarding total compensation to the officers of the Corporation (excluding the CEO), including contract rate or base salaries and long-term equity incentive grants.  These recommendations are considered by the Board against information derived from publicly available information and adjusted, as applicable, for inflation and anticipated increases in the current year.

Contract Rate/Salary.  The contract rate or base salary represents the fixed element of the NEOs cash compensation.  The contract rate or base salary reflects economic considerations for each individual's level of responsibility, expertise, skills, knowledge and performance, as well as the overall success of the Corporation's operations during the fiscal year (with due consideration to financial and operational challenges during the past fiscal year).  The contract rate or base salary for the NEOs of the Corporation are typically reviewed annually by the Board.

Annual Cash Bonus Awards. The Board has the authority, based upon management recommendations, to award discretionary annual bonuses to the executive officers.  The annual discretionary bonuses are intended to compensate officers for achieving superior financial and operational goals of the Corporation.  The discretionary annual bonus may be paid in cash or shares in an amount reviewed with management and recommended by the Board and approved by the Board.  The actual amount of bonus is determined following a review of each executive's individual performance.

Bonuses awarded by the Board are intended to be competitive with the market while rewarding senior executives for meeting qualitative goals, including delivering near-term financial and operating results, developing long-term growth prospects, improving the efficiency and effectiveness of business operations and building a culture of teamwork focused on creating long-term shareholder value.  Consistent with a flexible nature of the annual bonus program, the Board does not assign any specific weight to any particular performance goal nor is any specific weight assigned to the performance goals in the aggregate.  The Board considers not only the Corporation's performance during the year with respect to the qualitative goals, but also with respect to market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.  In sum, the Board analyzes the total mix of available information on a qualitative, rather than quantitative, basis in making bonus determinations.  No bonuses were awarded to the NEOs during the 2011 reporting period as a result of the financial and regulatory challenges faced by the Corporation in the last fiscal year

Long-Term Incentive Programs. The allocation of Options and the terms assigned to those Options are an additional component of the compensation package of the senior officers of the Corporation.  The Corporation's Option Plans are in place for the purpose of providing Options to the officers.  The Board believes that the grant of Options to the executive officers and share ownership by such officers serves to motivate achievement of the Corporation's long-term strategic objectives and the result will benefit all Shareholders.  Options may be awarded to employees of the Corporation by the Board based upon the recommendation of the CEO, who bases his decision upon the level of responsibility and contribution of the individuals toward the Corporation's goals and objectives.  Also, the Board considers the overall number of Options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options and the size of such grants.  The granting of these specific Options is reviewed by the Board for final recommendation to the Board for approval.

Risk Assessment and Oversight.  The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The Board will continually review the Corporation’s compensation policies to identify any practice that might encourage an employee to expose the Corporation to unacceptable risks. At the present time, the Corporation does not believe that its compensation programs encourage excessive or inappropriate risk taking as: (i) the Corporation’s employees can receive both fixed and variable compensation, and the fixed (salary) portion provides a steady income regardless of the stock value which allows employees to focus on the Corporation’s business; (ii) the employee Option Plans encourage a long-term perspective due to the vesting provisions of the Options; and (iii) the significant challenges faced by the Corporation in the last fiscal year were indicative of the a low risk profile for such activities as the continuing involvement of the NEOs is predicated by a long-term view to success and value for the Corporation.

Although the Corporation does not have a policy which prohibits any NEO or director from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO or director, to the knowledge of the Corporation, no NEO or director has entered into any such agreement.

During the year ended April 30, 2012, the Corporation's operational focus was on surviving significant liquidity challenges that were the result of having limited access to capital in a falling commodity price environment and the existence of cease trade orders issued by the Alberta Securities Commission and the British Columbia Securities Commission.  There was not any increase in base salaries or other benefits compared to the prior year.

Summary Executive Compensation Table

The following table sets forth a summary of all compensation paid during the period ended April 30, 2012 to the Named Executive Officers and other individuals who served as Named Executive Officers for some period during the year:

Name and Principal Position	Fiscal Year Ended April 30	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(1)(6)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Comp. ($)	Total Comp. ($)
					Annual Incentive Plans ($)	Long-Term Incentive Plans ($)
Jeffrey Freedman(2) Interim Chief Interim Executive Officer and Interim Chief Financial Officer	2012 2011 2010	125,000 – -	– – –	23,300 – -	– – –	– – –	– – –	– – –	148,300 – -
Pat McCarron Vice President, Operations	2012 2011 2010	185,040 185,040 185,040	– – –	- 35,618 –	– – –	– – –	– – –	– – –	185,040 220,658 185,040
Tim Morrison(3) former Chief Executive Officer, President and Secretary	2012 2011 2010	130,769 61,359 -	- – –	- 128,560 –	– – –	– – –	– – –	– – –	130,769 189,919 –
George Orr(4) former Chief Financial Officer	2012 2011 2010	– – –	– – –	- 72,818 –	– – –	– – –	– – –	– – –	72,818 –
E. Wayne Sampson(5) Former Vice President Land	2012 2011 2010	58,833 176,500 176,496	– – –	- 28,494 –	– – –	– – –	– – –	– – –	58,833 204,494 176,496

Notes:

(1)	"Options" includes all options granted by Gravis as compensation for employment services or office.

(2)	Mr. Freedman has been the interim Chief Financial Officer since July 1, 2011 and has acted as Interim Chief Executive Officer since Mr. Morrison's resignation on January 23, 2012.

(3)	Mr. Morrison was the Chief Executive Officer, President and Secretary of Gravis from January 1, 2011 until his resignation on January 23, 2012.

(4)
Mr. Orr was the Chief Financial Officer from February 14, 2011 to June 30, 2011.   Mr. Orr resigned from the Corporation as a director on June 27, 2012.  Mr. Orr’s personal holding company was paid CND $22,400 for consulting services during the year ended April 30, 2011, and CND $84,200 for the year ended April 30, 2012.

(5)	Mr. Sampson resigned from Gravis effective May 31, 2011.

(6)
The options granted in 2011 were issued on April 5, 2011 at $0.50 and expire April 5, 2014.  In conjunction with the issuance of these Options, Mr. Orr forfeited 30,000 previously issued Options at $1.50,  Mr. McCarron forfeited 90,000 previously issued Options at $1.50 and Mr. Sampson forfeited 90,000 previously issued Options at $1.50.

The fair value of the options granted is obtained by multiplying the number of options granted by their value established according to the Black - Scholes pricing model. This value is the same as the fair value established in accordance with generally accepted accounting principles.  The following assumptions were used for options granted in 2012: expected volatility –  100%.  The following assumptions were used for options granted in 2011: expected volatility – 130%; risk-free rate – 1.41%; forfeiture rate – 15%; expected life – 3.4 years; dividend yield – 0%.  The following assumptions were used for options granted in 2010: expected volatility – 214%; risk-free rate – 2.57%; forfeiture rate – 10%; expected life – 3 years; dividend yield – 0%.

Outstanding Option-Based Awards

The following table sets forth information with respect to the outstanding Options granted under the Option Plans to the Named Executive Officers as of April 30, 2012:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
Jeffrey Freedman	100,000	0.50	June 30, 2015	Nil	–	–
Pat McCarron	112,500	0.50	April 5, 2014	Nil	–	–
George Orr	230,000	0.50	April 5, 2014	Nil	–	–

Notes:

(1)
"In-the-money Options" means the excess of the market value of Gravis' Common Shares on April 30, 2012 over the exercise price of the options.  Gravis' Common Shares trade on the Over-the-Counter Pink Sheets in the United States.

The last trade on April 30, 2012 was as US$0.04 per Common Share. Therefore, these calculations are based upon the trading price of US$0.04 per Common Share.

(2)	All options held by Messrs Sampson and Morrison were forfeited 90 days after their resignations.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Option Plan and cash bonuses awarded pursuant to the annual incentive plan to the Named Executive Officers that vested during the period ending April 30, 2012.

Name	Option-Based Awards - Value Vested During Year ($)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation Value Earned During Year ($)
Jeffrey Freedman	Nil	-	-
Pat McCarron	-	-	-
George Orr	-	-	-

Compensation of Directors

No cash compensation was paid to any directors for services as a director during the fiscal year ended April 30, 2012.  The Corporation has no formal arrangement pursuant to which directors are compensated for their services in their capacity as directors, except for the granting from time to time of incentive stock options.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on Gravis' behalf, other than services ordinarily required of a director.  No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the fiscal year ended April 30, 2012.

Employment Contracts

As at August 10, 2012, the Corporation had entered into one employment contract.

The Corporation entered into an executive employment agreement with Pat McCarron, under which Gravis agreed to employ Mr. McCarron as Vice President Operations as of July 16, 2008.  Pursuant to the agreement, Mr. McCarron receives an annual salary of $185,040 and bonuses as may be determined by the Board of Directors.  Upon execution of the agreement, the Corporation paid Mr. McCarron a $100,000 signing bonus.  Mr. McCarron is entitled to coverage under Gravis' Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence).  If Mr. McCarron's employment is terminated for just cause or by Mr. McCarron without constructive dismissal, the Corporation will pay Mr. McCarron the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements.  If Mr. McCarron's employment is terminated by the Corporation without just cause or by Mr. McCarron for constructive dismissal, then in addition to the foregoing amounts, Mr. McCarron will receive a severance payment in the amount of one year's annual salary plus $10,000 in respect of lost benefits less applicable withholdings and deductions and all stock options held by Mr. McCarron will automatically vest.  Additionally, in the event of a change of control, Gravis and/or Mr. McCarron may terminate Mr. McCarron's employment, in which event Gravis will pay Mr. McCarron the termination payments set out above.

A change of control is defined in the agreement as the occurrence of any of: (a) the purchase or acquisition of shares of Gravis common stock (or securities convertible thereto or carrying the right to acquire Gravis common stock) as a result of which a person or group of persons, acting jointly or in concert, beneficially owns or exercises control or direction over shares of the Corporation's common stock that would have the right to cast more than 50% of the votes attached to all Gravis common stock; or (b) approval by Gravis shareholders of: (i) an amalgamation, arrangement or combination of the Corporation with another entity pursuant to which Gravis shareholders immediately before such combination do not own securities of the successor or continuing entity which would entitle them to cast more than 50% of the votes attaching to all of the common stock of the resulting entity immediately thereafter; (ii) a liquidation, dissolution or winding-up of the Corporation; (iii) the sale, lease or other disposition of all or substantially all of the assets of the Corporation; (iv) the election at a meeting of Gravis shareholders of a number of directors, who were not included in the slate for election as directors approved by Gravis' prior Board of Directors, and who would represent a majority of the Corporation's Board of Directors, or (v) the appointment of a number of directors that would represent a majority of Gravis' Board of Directors and that were nominated by any holder of Gravis voting shares or by any group of holders of Gravis voting shares acting jointly or in concert and not approved by the Corporation's prior Board of Directors.  The Continuance does not qualify as a change of control for the purposes of Mr. McCarron's employment contract.

As at April 30, 2012, the amount of severance that would have been payable to Mr. McCarron had he been terminated without cause is approximately $200,000.

The Corporation does not have any formal employment agreement with Mr. Freedman.

Director Compensation

The following table provides information concerning compensation paid to the non-executive directors for the fiscal year ended April 30, 2012 as compensation for acting as directors:

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
George Orr(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Tim Morrison(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
M. Elden Schorn(3)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Fred Zeidman	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)
"In-the-money Options" means the excess of the market value of Gravis' Common Shares on April 30, 2012 over the exercise price of the options.  Gravis' Common Shares trade on the Over-the-Counter-Bulletin Board in the United States.  The last trade on April 30, 2012 was as US$0.04 per Common Share.  Therefore, these calculations are based upon the trading price of US$0.04 per Common Share.

(2)	All options held by Mr. Morrison were forfeited 90 days after his resignation.

(3)	Messrs Schorn and Orr resigned from the Board of Directors on June 27, 2012. Mr. Morrison resigned from the Board of Directors on January 23, 2012.

Director Compensation - Outstanding Option Based Awards

The following table sets forth information with respect to the outstanding Options granted under the Option Plans to the Directors as of April 30, 2012:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option exercise Price (US$)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)(1)	Number of Shares or Units of Share that Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
George Orr	230,000	0.50	April 5, 2014	Nil	–	–
M. Elden Schorn	100,000	0.50	April 5, 2014	Nil	–	–
Fred Zeidman	150,000	0.50	April 5, 2014	Nil	–	–

Notes:

(1)
"In-the-money Options" means the excess of the market value of Gravis' Common Shares on April 30, 2012 over the exercise price of the options.  Gravis' Common Shares trade on the Over-the-Counter Pink Sheets in the United States.  The last trade on April 30, 2012 was as US$0.04 per Common Share.  Therefore, these calculations are based upon the trading price of US$0.04 per Common Share.

(2)	All options held by Messrs Orr and Schorn will be forfeit 90 days after their resignations unless exercised.

Director Compensation - Incentive Plan Awards - Value Vested During the Year

The following table sets forth information with respect to the value of Options granted pursuant to Option Plan granted to the directors that vested during the period ending April 30, 2012.

Name	Option-Based Awards - Value Vested During Year ($)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation Value Earned During Year ($)
George Orr(2)	Nil	Nil	Nil
Tim Morrison(1)	Nil	Nil	Nil
M. Elden Schorn(2)	Nil	Nil	Nil
Fred Zeidman	Nil	Nil	Nil

Note:

(1)	Mr. Morrison resigned from the Board of Directors on January 23, 2012.

(2)	Messrs Schorn and Orr resigned from the Board of Directors on June 27, 2012.

Audit Committee Disclosure

Pursuant to Multilateral Instrument 52-110 – Audit Committees (MI 52-110), the Corporation is required to have an Audit Committee of its Board of Directors.

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is as follows:

"The audit committee is a committee of the Board of Directors to which the Board of Directors delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a)	review and report to the Board of Directors of the Corporation on the following before they are published:

(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Corporation;

(ii)	the auditor’s report, if any, prepared in relation to those financial statements,

(b)	review the Corporation’s annual and interim earnings press releases before the Corporation publicly discloses this information,

(c)
satisfy itself that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of those procedures,

(d)	recommend to the Board of Directors:

(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(ii)	the compensation of the external auditor,

(e)
oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f)
monitor, evaluate and report to the Board of Directors on the integrity of the financial reporting process and the system of internal controls that management and the Board of Directors have established,

(g)	monitor the management of the principal risks that could impact the financial reporting of the Corporation,

(h)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters,

(i)	pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor,

(j)	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation, and

(k)
with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee is ideally composed of 3 directors from the Corporation’s Board of Directors, the majority of whom will be independent.  Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Corporation which, in the view of the Board of Directors, could reasonably interfere with the exercise of a member’s independent judgement.

All members of the committee will be financially literate as defined by applicable legislation.  If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

As of the date of this Information Circular, the following are the members of the Audit Committee:

Fred Zeidman	Independent	Financially literate

Note:

(1)
Messrs Schorn and Orr, the other directors who sat on the audit committee, resigned as of June 27, 2012.  As of the date hereof, the Corporation has not appointed any other directors as members of the audit committee.  In accordance with Part 6 of MI 52-110, Gravis is exempt from the composition requirements of that instrument with respect to the audit committee.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditor and the internal auditor, without management involvement.  This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

(a)	reporting to the Board of Directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and

(b)	reviewing, and reporting to the Board of Directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Corporation.

Relevant Education and Experience

Mr. Zeidman is a member of audit committee of Hyperdynamics Corp. a company listed on the New York Stock Exchange and was the Chief Restructuring Officer of Transmeridian Exploration, Inc. and Bankruptcy Trustee of AremisSoft Corp.  Mr. Zeidman also holds a Masters of Business Administration from New York University.

Pre-Approval Policies and Procedures

Pursuant to paragraph (i) of the Audit Committee Charter above, the Audit Committee must review and pre-approve all non-audit services provided by the Corporation’s external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors in each of the last two fiscal years for audit and compliance fees are as follows:

Financial Year Ended April 30,	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2011 KPMG LLP	$213,145	$Nil	$81,370	Nil
2010 KPMG LLP	$79,000	$Nil	$53,000	Nil

Note:

(1)           "Tax Fees" include fees paid to the Corporation’s external auditors for tax compliance and tax planning advice.

ORDINARY BUSINESS

Election of Directors

The Articles of the Corporation provide that the Board of Directors shall consist of a minimum of 1 and a maximum of 15 directors to be elected annually.

The term of office for each director is from the date of the meeting at which he or she is elected until the annual meeting next following or until his successor is elected or appointed.  At the Meeting, a board of five directors is proposed to be elected.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of the nominee specified below as directors of the Corporation.  If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table states the names of all persons proposed to be nominated for election as directors, the position or office now held by them, if applicable, their principal occupation or employment for the preceding five years, the date on which they became directors of the Corporation and the number of Common Shares in the capital of the corporation owned by them or over which they exercise control or direction as at the date hereof.

The following table sets forth the names of the persons proposed to be nominated for election as directors:

Name and Place of Residence	Office Held and Period Served as a Director	Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (1)(2)
Scot Cohen	Proposed	Managing Partner of Iroquois Capital Opportunity Fund L.P.,	Nil
Ruben Alba	Proposed
Co-CEO of Petro River Oil, LLC.  Prior to that, Chief Operating Officer of Glen Rose Petroleum Corp.  from March 2010 to August 2011.  Prior to that manager of technical staff for Halliburton Energy Services Group and Superior Well Services, Inc.
Nil
Daniel Smith	Proposed	Co-CEO of Petro River Oil, LLC. Prior to that Operations Engineer for XTO Energy Inc.	Nil

Name and Place of Residence	Office Held and Period Served as a Director	Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (1)(2)
Glenn C. Pollack	Proposed
Managing Director and Founder of Candlewood Partners, LLC, a merchant bank focused on middle market capital formation, mergers and restructurings. CEO of $1 billion container terminal project in Damietta, Egypt.
Nil
Fred S. Zeidman Houston, Texas, USA	Director since 2009	Director of numerous public and private companies including , Corporate Strategies, a private consulting firm, Petroflow Energy Corporation, Prosperity Bancshares, Inc. and Gravis Oil Corporation.	Nil

Notes:

(1)	Information as to Common Shares beneficially owned or controlled has been provided by the respective directors and nominees.

(2)
Common Shares beneficially owned does not include stock options or warrants that may be held by Mr. Zeidman, as described under the heading “Executive Compensation” and “Compensation of Directors”, or held by the proposed directors.

Appointment of Auditors

At the Meeting, the Shareholders will be called upon to appoint the auditors to serve until the close of the next annual meeting of the Corporation and to authorize the Board to fix the remuneration of the auditors so appointed.

The Corporation recommends the appointment of Marcum LLP, Chartered Accountants (Marcum), as auditors of the Corporation, to hold office until the next annual meeting of the Corporation at such remuneration as may be fixed by the Board of Directors.

Effective June 26, 2012, KPMG llp, Chartered Accountants (KPMG) resigned as auditor of the Corporation as, under regulations applicable to public auditors in Texas, KPMG was unable to perform the audit of Gravis' consolidated financial statements for the year ended April 30, 2012.  KPMG had been the auditor of the Corporation since 2007.  In replacement of KPMG and in accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations (NI 51-102), the Audit Committee of the Board of Directors and the Board of Directors approved the appointment of Marcum as successor auditor effective August 10, 2012.

In accordance with the requirements of NI 51-102, attached to this Information Circular as Appendix "A" is a copy of the "reporting package" (as such term is defined in NI 51-102) previously filed with the applicable Canadian securities regulatory authorities.  The reporting package includes: (i) a Notice of Change of Auditor (the Notice) filed by the Corporation in connection with KPMG's resignation as auditor of the Corporation and Marcum's appointment as successor auditor to the Corporation; and (ii) a letter from each of KPMG and Marcum addressed to various Canadian securities regulators and in response to the Notice. The Notice provides that there were no reservations in KPMG's report for the two most recently completed fiscal years of the Corporation and that there are no reportable events (as defined in NI 51-102) or the two most recently completed fiscal years of the Corporation.

In order to be passed, the resolution to appoint Marcum as auditors of the Corporation must be approved by a simple majority of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of Marcum as auditors of the Corporation.

SPECIAL BUSINESS

On June 27, 2012 Gravis announced that it had entered into a non-binding letter of intent with Petro that, if the transaction is completed, would result in Gravis acquiring Petro for Common Shares, the name of Gravis being changed and the Corporation redomiciling to Delaware.  It is currently expected that post-transaction, current Shareholders will own approximately 14,078,949 (1.9%) Common Shares, while holders of Gravis Preferred B Shares, debentures and notes will hold approximately 115,552,911 (15.7%) Common Shares, holders of shares and notes of Petro will hold approximately 591,021,011 (80.2%) Common Shares, and  holders of certain working interests that form part of the assets to be acquired by Gravis Delaware will hold 16,447,368 (2.2%) Common Shares.

The purpose of the special meeting matters is to prepare Gravis for future transactions, situate the Corporation in a jurisdiction that best represents the interests of its stakeholders and diminish the unnecessary compliance costs related to regulatory obligations in both jurisdictions.  Additionally, given that Gravis' operations are administered entirely from the U.S. and all of Gravis' assets are located in the U.S., the board believes that redomiciling the Corporation into the U.S. is in the best interests of the Shareholders.

Name Change

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution authorizing an amendment to the articles of the Corporation pursuant to subsection 173(1)(a) of the ABCA to change the name of the Corporation from "Gravis Oil Corporation" to "Petro River Oil Corp." (the Name Change).  This name has been reserved pursuant to the ABCA and associated regulations.  It is also expected that the Corporation's ticker symbol will be changed in due course.  If approved by Shareholders, the Corporation anticipates that the Name Change would be effected on September 7, 2011 or as soon as practicable thereafter.

The full text of the special resolution authorizing the Name Change is as follows:

"BE IT RESOLVED THAT:

1
the articles of the Corporation be and are hereby amended pursuant to subsection 173(1)(a) of the Business Corporations Act (Alberta) to change the name of the Corporation from "Gravis Oil Corporation" to "Petro River Oil Corp."; and

2
any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, deliver and file all such documents (including articles of amendment in prescribed form) and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the board of directors of the Corporation may, in its sole discretion and without further approval of the shareholders of the Corporation, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing special resolution must be approved by at least 66⅔% of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

The Board of Directors recommends that shareholders vote in favour of the special resolution.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the special resolution approving the Corporation's Name Change.

Adoption of Equity Compensation Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the adoption of an equity compensation plan of the Corporation, a summary of which is set out below. The full text of the plan is set forth in Appendix E to this Information Circular.

General

The Board of Directors has approved, and recommends Shareholder approval of, the equity compensation plan entitled the 2012 Petro River Oil Corp. Equity Compensation Plan (the 2012 Plan) for officers and other valued employees of the Corporation and its subsidiaries, directors and consultants.

The Board of Directors believes that the 2012 Plan will promote the success, and enhance the value, of the Corporation by continuing to link the personal interest of participants to those of its Shareholders and by providing participants with an incentive for outstanding performance.

The 2012 Plan provides for the grant of stock options, Common Shares, restricted stock and restricted stock units.

Administration

The 2012 Plan will be administered by the Plan Administrator of the Board or, in the absence of a Plan Administrator, by the Board or a special committee established by the Board for such purpose (the Plan Administrator). The Plan Administrator will have the exclusive authority to administer the 2012 Plan, including the power to determine eligibility, the types and sizes of awards, the price and timing of awards, terms of vesting, the acceleration or waiver of any vesting restriction and the timing and manner of settling vested awards.

Eligibility

If approved at the Meeting, persons eligible to participate in the 2012 Plan will include all employees of the Corporation and its subsidiaries, as determined by the Plan Administrator, and all members of the Board.

Limitation on Awards and Shares Available

An aggregate of 90,000,000 Common Shares will be available for grant pursuant to the 2012 Plan. The Common Shares covered by the 2012 Plan will be authorized but unissued shares. If any right to acquire Common Shares under any award under the 2012 Plan expires or is cancelled without having been fully exercised, or is settled in whole or in part for cash as permitted by the 2012 Plan, the number of unexercised shares subject to such cancelled or expired award, and the number of shares with respect to which an award was settled in cash, again may be awarded under the 2012 Plan.

No employee shall be eligible to be granted stock options covering more than five million (5,000,000) Common Shares during any calendar year, and no employee shall be eligible to be granted, in the aggregate, restricted stock and restricted stock units covering more than two million (2,000,000) Common Shares, during any calendar year.

Awards

The 2012 Plan provides for the grant of stock options, Common Shares, restricted stock and restricted stock units. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2012 Plan.

Restricted stock may be granted pursuant to the 2012 Plan. A restricted stock award is the grant of Common Shares at a price determined by the Plan Administrator (which price may be no less than par value unless otherwise permitted by applicable law), that is non-transferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding Common Shares of restricted stock will, unless the Plan Administrator determines otherwise, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Plan Administrator.

Restricted stock units also may be granted pursuant to the 2012 Plan. A restricted stock unit has a value equal to one Common Share and may be settled, in the sole discretion of the Plan Administrator, in cash or by the issuance of such share. The grant of a restricted stock unit does not provide voting or other shareholder rights unless and until the restricted stock unit is settled for a Common Share. However, to the extent provided in the applicable award agreement, an award of restricted stock units may include dividend equivalents. An award of restricted stock units is non-transferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals.

Amendment and Termination

The Plan Administrator may terminate, amend, or modify the 2012 Plan at any time; provided, however, that Shareholder approval must be obtained for any amendment to the extent required in order to comply with any applicable law, regulation or stock exchange rule, or to increase the maximum number of Common Shares which may be issued under the 2012 Plan.

In no event may an award be granted pursuant to the 2012 Plan on or after the tenth anniversary of the last date on which the Corporation's Shareholder approve the 2012 Plan.

United States Federal Income Tax Consequences

Non-transferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant). Stock-based performance awards, restricted stock units, and other types of awards generally are subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Corporation generally will have a corresponding deduction at the time the participant recognizes income.

Accounting Treatment

The Corporation will generally record compensation expense with respect to the grant of awards under the 2012 Plan using the fair value method of accounting. Under generally accepted accounting principles, the Corporation will record compensation expense for a restricted stock award equal to the excess of the fair market value of the award determined as of the date of the grant over the amount (if any) the participant pays for the stock, and will recognize this amount as compensation expense ratably over any applicable service vesting period.

Awards of restricted stock units will be treated similarly. Awards subject to performance vesting conditions will result in similar compensation expense measured at the grant date, which may be adjusted periodically as vesting becomes more or less likely, and amounts recognized as compensation expense in any period in which vesting occurs. The Corporation will charge retained earnings in the amount of any payment of dividend equivalents granted under the 2012 Plan.

New Plan Benefits

No awards will be granted pursuant to the 2012 Plan until it is approved by Shareholders. In addition, awards are subject to the discretion of the Plan Administrator. Therefore, it is not possible to determine the benefits that will be received in the future by participants in the 2012 Plan or the benefits that would have been received by such participants if the 2012 Plan had been in effect in the year ended April 30, 2012.

The full text of the ordinary resolution authorizing the 2012 Plan is as follows:

"BE IT RESOLVED THAT:

1
the 2012 Plan of the Corporation, effective as of the date hereof, and continuing substantially upon the terms described in this Information Circular, be and is hereby ratified, confirmed and approved; and

any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, deliver and file all such documents and to take all such other actions as may be deemed necessary or desirable for the implementation of this resolution, provided that the board of directors of the Corporation may, in its sole discretion and without further approval of the shareholders of the Corporation, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the resolution to approve the 2012 Plan of the Corporation must be approved by a simple majority of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.  Additionally, the 2012 Plan will not become effective until and upon the filing of the Corporation’s Certificate of Incorporation in Delaware.

The Board of Directors recommends that shareholders vote in favour of the special resolution.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the special resolution approving the 2012 Plan.

Share Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution, to grant the Board of Directors of the Corporation the discretionary authority to amend the Corporation’s organizational documents to effect one or more share consolidations of the issued and outstanding Common Shares, pursuant to which the Common Share's would be combined and reclassified into one Common Share at a ratio within the range from 1-for-2 up to 1-for-250, provided, however, that the Corporation shall not effect a consolidation that, in the aggregate, exceeds 1-for-250.

If the Shareholders were to approve this resolution and the Board was to exercise the discretionary authority, the Board, in its sole discretion, would select a consolidation ratio within this range. In approving this resolution, Shareholders would also be approving a corresponding decrease in Gravis' authorized Common Shares (only to the extent that the continuance of the Corporation to Delaware is approved), in the event the Board elects to exercise its discretion to implement a consolidation. The number of authorized Preferred B Shares would not be reduced. Any consolidation and corresponding reduction in the number of authorized Common Shares may be abandoned at any time prior to the effectiveness of the filing of the necessary documents effectuating such consolidation. If Shareholders approve this resolution, this discretionary authority would be granted to the Board of Directors for the one-year period beginning at this Special Meeting and ending on the one year anniversary of such date (the Authorized Period).

If Shareholders approve this resolution, this grant of authority would give to the Board of Directors the right to effect one or more consolidations and reduce the number of authorized Common Shares during the Authorized Period if the Board deems it to be in the best interests of the Corporation, but such approval would not obligate the Board to do so at any given time within the Authorized Period, or at all. The Board of Directors believes that granting this discretionary authority provides the Board with maximum flexibility to react to prevailing market conditions and future changes to the market price of the Common Shares, and therefore better enables it to act in the best interests of the Corporation. If this proposal is approved by the Shareholders the Board will have the authority, in its sole determination, without any further action necessary by the Shareholders, to effect one or more consolidations within the range set forth above, subject to the maximum aggregate consolidation, as determined by the Board, during the Authorized Period or the Board may, in its sole determination, choose to not effect such consolidation.   The Board may consider the following factors in exercising its discretion:

•	the consolidation ratio that would result in the greatest overall reduction in administrative costs;

•	the historical trading price and trading volume of the Common Shares;

•	the then-prevailing trading price and trading volume of the Common Shares and the anticipated impact of the consolidation on the trading market for the Common Shares; and

•	the prevailing general market and economic conditions.

At the close of business on August 10, 2012, Gravis had 14,078,949 Common Shares issued and outstanding. Based on the number of Common Shares currently issued and outstanding on August 10, 2012, immediately following the completion of the consolidation, and, for illustrative purposes only, assuming a 1-for-10 consolidation, Gravis would have approximately 1,407,895 Common Shares issued and outstanding (without giving effect to the treatment of fractional shares). The actual number of Common Shares outstanding after giving effect to the consolidation will depend on the consolidation ratios that are ultimately selected by the Board of Directors and the number of Common Shares outstanding at the time the consolidation is effected, as further described below. The number of Common Shares outstanding immediately prior to the consolidation, if and when it should occur, will depend in part upon the acceptance of the resolution to continue the Corporation into Delaware, the issuance of Common Shares upon the acquisition of Petro, the number of additional Common Shares issued in connection with the conversion of the outstanding convertible Preferred B Shares, convertible notes, convertible debentures and warrants, the number of additional Common Shares issued pursuant to the Option Plans and upon exercise of outstanding equity awards under such plans, and any issuances of Common Shares in capital raising transactions prior to such date. Gravis does not expect the consolidation itself to have any economic effect on Shareholders, warrant holders, debt holders or holders of options, except to the extent the consolidation will result in fractional shares as discussed below.

Effects of the Consolidation

General

Assuming Shareholder approval of the Continuance Resolution (as defined  herein) and the completion of the Continuance (as defined herein), if the consolidation is approved and implemented by the Board, the principal effect will be to proportionately decrease the number of outstanding Common Shares based on the consolidation ratio selected by the Board.  The Common Shares currently registered under Section 12(g) of the United States Securities Exchange Act of 1934 (the Exchange Act), and Gravis is thus subject to the periodic reporting and other requirements of the Exchange Act in the U.S. The consolidation will not affect the registration of the Common Shares with the Exchange Act or on the Over-the-Counter Pink Sheets (the Pink Sheets) where the Common Shares are quoted.  Following the consolidation, the Common Shares will continue to be listed on the Pink Sheets, although they will receive a new CUSIP number.

Proportionate voting rights and other rights of the holders of Common Shares will not be affected by the consolidation, other than as a result of the treatment of fractional shares as described below. For example, a holder of 2% of the voting power of the outstanding Common Shares immediately prior to the effectiveness of the consolidation will generally continue to hold 2% of the voting power of the outstanding Common Shares after the consolidation. The number of Shareholders of record will not be affected by the consolidation, other than as a result of the treatment of fractional shares as described below. If approved and implemented, the consolidation may result in some Shareholders owning "odd lots" of less than 100 Common Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board of Directors believes, however, that these potential effects are outweighed by the benefits to the Corporation of the consolidation.

Effect on the Option Plans

As of August 10, 2012, Gravis had approximately 766,400 Common Shares subject to stock options outstanding under the Option Plans. Should one or more consolidations be effected, proportionate adjustments will be made to the number of shares outstanding and available for issuance under the Option Plans and to the exercise price, grant price or purchase price relating to any award under the Option Plans. The Board will determine the treatment of fractional shares subject to stock options under the Option Plans.

Accordingly, if the consolidation is approved by Shareholders and subsequently effected by the Board, following the filing of required materials to affect an amendment to the constating documents of the Corporation, the number of all outstanding equity awards, the number of shares available for issuance and the exercise price, grant price or purchase price relating to any award under the Option Plans will be proportionately adjusted using the consolidation ratio selected by the Board (subject to the treatment of fractional shares to be determined by the Board). Any other changes necessary, desirable or appropriate to give effect to the consolidation, including any applicable technical or conforming changes to the Option Plans will be effected. For example, if a 1-for-100 consolidation is effected, the approximately 641,495 shares that remain available for issuance under the Option Plans as of August 10, 2012, would be adjusted to approximately 6,415 shares, subject to increase as and when awards made under such Option Plans expire or are forfeited and are returned per the terms of such Option Plans. In addition, the exercise price per share under each stock option would be increased by a multiple of 100, such that upon an exercise, the aggregate exercise price payable by the optionee to the Corporation would remain the same. For illustrative purposes only, an outstanding stock option for 3,000 Common Shares, exercisable at $0.01 per share, would be adjusted as a result of a 1-for-100 split ratio into an option exercisable for 30 Common Shares at an exercise price of $1.00 per share.

Book-Entry Shares

If the consolidation is effected, Shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, will have their holdings electronically adjusted automatically by the Corporation's transfer agent (and, for beneficial owners, by their brokers or banks that hold in "street name" for their benefit, as the case may be) to give effect to the consolidation.

Stockholders who hold uncertificated shares as direct owners will be sent a statement of holding from the Corporation's transfer agent that indicates the number of post-consolidation Common Shares owned in book-entry form.

Certificated Shares

If the consolidation is effected, Shareholders holding certificated shares (i.e., shares represented by one or more physical share certificates) will receive a transmittal letter from the Corporation's transfer agent promptly after the effectiveness of a consolidation. The transmittal letter will be accompanied by instructions specifying how Shareholders holding certificated shares can exchange certificates representing the pre-consolidation Common Shares for a statement of holding, together with any payment of cash in lieu of fractional shares.

Beginning after the effectiveness of a consolidation, each certificate representing pre-consolidation Common Shares will be deemed for all corporate purposes to evidence ownership of post-consolidation Common Shares.

YOU SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL DIRECTED TO DO SO BY A TRANSMITTAL LETTER FROM THE CORPORATION'S TRANSFER AGENT.

Fractional Shares

Gravis does not currently intend to issue fractional shares in connection with the consolidation. Therefore, the Corporation does not expect to issue certificates representing fractional shares. The Board of Directors will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by Shareholders entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle Shareholders to receive from the Corporation's transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board of Directors determines to arrange for the disposition of fractional interests by Shareholders entitled thereto or to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, Shareholders who would otherwise hold fractional shares because the number of Common Shares they hold before the consolidation is not evenly divisible by the consolidation ratio ultimately selected by the Board of Directors will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from either: (i) the Corporation, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, upon due surrender of any certificate previously representing a fractional share, in an amount equal to such holder's fractional share based upon the volume weighted average price of the Common Shares as reported on the Pink Sheets, or other principal market of the Common Shares, as applicable, as of the date the consolidation is effected; or (ii) the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and, where shares are held in certificated form, the surrender of all old certificate(s), in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If he Board of Directors determines to dispose of fractional interests pursuant to clause (ii) above, the Corporation expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional Common Shares. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Corporation will be responsible for any brokerage fees or commissions related to the transfer agent's open market sales of shares that would otherwise be fractional shares.

The ownership of a fractional share interest following the consolidation will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board of Directors so determines, to receive the number of shares rounded up to the next whole number, as described above.

Stockholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective time of the consolidation may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Gravis or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, Shareholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent's instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Certain United States Federal Income Tax Consequences of the Consolidation

For purposes of the discussion below, it has been presumed that the Corporation has been continued into Delaware and that any consolidation occurs by the Delaware corporation.

The following discussion is a general summary of certain U.S. federal income tax consequences of the consolidation. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below. This discussion is included for general information purposes only and does not address all aspects of federal income taxation that may be relevant to holders that may be subject to special tax rules, including, without limitation: (i) holders subject to the alternative minimum tax; (ii) banks, insurance companies, or other financial institutions; (iii) tax-exempt organizations; (iv) dealers in securities or commodities; (v) regulated investment companies or real estate investment trusts; (vi) partnerships (or other flow-through entities for US. federal income tax purposes and their partners or members); (vii) traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; (viii) U.S. Holders (as defined below) whose "functional currency" is not the U.S. dollar; (ix) persons holding Common Shares as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; (x) persons who acquire Common Shares in connection with employment or other performance of services; (xi) U.S. expatriates; (xii) controlled foreign corporations; or (xiii) passive foreign investment companies. In addition, this summary does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction and U.S. federal tax consequences other than federal income taxation. This discussion also assumes that the Common Shares were, and the Common Shares received pursuant to the consolidation will be, held as "capital assets" (as defined in the Code). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

The Corporation has not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service (IRS) regarding the United States federal income tax consequences of the consolidation and there can be no assurance the IRS will not challenge the statements set forth below or that a court would not sustain any such challenge. EACH HOLDER OF COMMON SHARES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE CONSOLIDATION TO SUCH HOLDER.

For purposes of the discussion below, a "U.S. Holder" is a beneficial owner of Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States; (2) a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a U.S. court and as to which one or more U.S. persons have the authority to control all substantial decisions of the trust, or that has a valid election in effect to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner (other than a partnership) of Common Shares who is not a U.S. Holder.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a Shareholder upon the consolidation.  U.S. Holders of Common Shares that receive cash in lieu of fractional shares will recognize dividend income, or capital gain or loss, depending on the particular facts and circumstances of the U.S. Holder. To the extent the cash received in lieu of fractional shares is treated as giving rise to dividend income, U.S. Holders who are individuals may be taxed at a reduced rate of 15%, subject to certain limitations. To the extent the cash received in lieu of fractional shares is treated as an exchange, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount of cash received by such holder and the adjusted tax basis deemed to be allocated to the fractional shares. Any capital gain or loss realized will be treated as long-term capital gain or loss if the holder's holding period for Common Shares surrendered is greater than one year. Long-term capital gains of U.S. Holders who are individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

With respect to Non-U.S. Holders, to the extent the cash received in lieu of fractional shares is properly treated as giving rise to dividend income, such income may be subject to a withholding tax at a rate of 30% (unless an exemption or reduced rate can be established under a treaty or otherwise). A Non-U.S. Holder generally should not be subject to any U.S. federal income or withholding tax with respect to any amount properly treated as capital gains unless such Non-U.S. Holder has certain connections with the United States. Because the determination of whether withholding should apply is very fact specific, the Corporation may withhold and pay to the IRS taxes at a rate of 30% on any cash paid to a Non-U.S. Holder in lieu of fractional shares unless a holder can establish that it is entitled to a reduced rate or exemption from withholding on dividend income pursuant to an applicable income tax treaty or otherwise. However, a Non-U.S. Holder may seek a refund of such amount from the IRS if the holder determines that it is not properly liable for such taxes, including because the payment was not properly characterized as a dividend.

Holders should consult their own advisors as to the proper treatment of any cash received in lieu of fractional shares.

In general, the aggregate tax basis in the Common Shares received pursuant to the consolidation should equal the aggregate tax basis of the Common Shares surrendered (excluding any portion of such basis that is allocated to any fractional share of Common Shares for which cash is received, but including any fraction of a post-consolidation share deemed to have been received if the Board of Directors determines that Shareholders who otherwise would be entitled to receive a fractional Common Shares shall be entitled to receive from the Corporation's transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number). The Shareholder's holding period in the Common Shares received should include the holding period in the Common Shares surrendered pursuant to the consolidation. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the Common Shares surrendered to the Common Shares received pursuant to the consolidation. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

U.S. and Non-U.S. Holders may be subject to information reporting with respect to the receipt of cash in lieu of fractional shares unless such holders can establish an exemption. In addition, U.S. Holders may be subject to a backup withholding tax on the cash paid in lieu of fractional shares if they do not provide their taxpayer identification numbers in the manner required or otherwise fail to comply with applicable backup withholding tax rules. In general, backup withholding will not apply to the cash paid in lieu of fractional shares to a Non-U.S. Holder if the Non-U.S. Holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN (or other applicable form). Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a stockholder's U.S. federal income tax liability provided the required information is furnished to the IRS.

Reservation of Right to Abandon Consolidation

The Corporation reservs the right to not file the materials required to amend the constating documents of the Corporation to affect the consolidation and to abandon any consolidation and any proposed decrease in the number of authorized Common Shares without further action by Shareholders at any time before the effectiveness of the filing of any amendment, even if the authority to effect these amendments is approved by Shareholders at the Special Meeting. By voting in favor of the granting of authority to effectuate one or more consolidations and proportionate decreases in the number of authorized Common Shares, you are expressly also authorizing the Board to delay, not proceed with, and abandon, these proposed amendments if it should so decide, in its sole discretion, that such action is in the best interests of the Corporation.

Text of Special Resolution

The full text of the special resolution authorizing the granting of discretionary authority to effectuate the consolidations and any proposed decreases in the number of authorized Common Shares is as follows:

"BE IT RESOLVED THAT:

1
the Board of Directors of the Corporation is granted discretionary authority to (A) amend the Company’s organizational documents to effect one or more consolidations of the issued and outstanding Common Shares, pursuant to which the Common Shares would be combined and reclassified into one Common Share at a ratio within the range from 1-for-2 up to 1-for-250 (the Consolidation) and a corresponding decrease in the authorized Common Shares (only to the extent that the continuance of the Corporation to Delaware is approved) and (B) determine whether to arrange for the disposition of fractional interests by Shareholders entitled thereto, to pay in cash the fair value of fractions of a Common Share as of the time when those entitled to receive such fractions are determined, or to entitle Shareholders to receive from the Corporation's transfer agent, in lieu of any fractional share, the number of Common Shares rounded up to the next whole number, provided that, (X) that the Corporation shall not effect Consolidations that, in the aggregate, exceeds 1-for-250, and (Y) any Consolidation is completed no later than the first anniversary of this Special Meeting;

2
any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, deliver and file all such documents (including articles of amendment in prescribed form) and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the board of directors of the Corporation may, in its sole discretion and without further approval of the shareholders of the Corporation, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing special resolution must be approved by at least 66 ⅔% of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

The Board of Directors recommends that shareholders vote in favour of the special resolution.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the special resolution approving the consolidation of the Corporation's Common Shares.

Continuance into the State of Delaware

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution approving the Continuance (as defined herein) of the Corporation into the State of Delaware as if it had been incorporated under the laws of the State of Delaware, and, therewith, the amendment to the articles of the Corporation to change the authorized shares of the Corporation as reflected in the Certificate of Incorporation (as defined herein) of Petro River Oil Corp. to be filed in the State of Delaware in the form provided in this Information Circular (the Continuance Resolution).  The Continuance will have the effect of changing the corporation's domicile from the Province of Alberta to the State of Delaware.  The forms of the Certificate of Incorporation and Bylaws to be adopted by Gravis Delaware are attached hereto as Schedule A and Schedule B to Appendix "B", respectively.

The Continuance

The Corporation is currently incorporated under the corporate laws of Alberta, Canada.  The Corporation is proposing to change its jurisdiction of incorporation from Alberta, Canada to Delaware under the Delaware General Corporation Law, as amended (the DGCL), through a process known as a continuance (the Continuance) under both the Alberta Business Corporation Act (the ABCA) and the DGCL.  A continuance is a process by which a corporation that is not incorporated under the laws of Delaware may change its jurisdiction of incorporation to Delaware.  Under the DGCL, if the laws of its home jurisdiction allow for it, a company may be "continued" as a Delaware corporation by filing a certificate of conversion (the Certificate of Conversion) and a certificate of incorporation (a Certificate of Incorporation) with the Secretary of State of the State of Delaware (the Secretary of State).  In order for the Continuance to become effective:

•
Shareholders must authorize by special resolution (requiring the affirmative vote of at least two-thirds, or 66⅔%, of the Common Shares present in person or represented by proxy at the meeting and entitled to vote thereat) the application by the Corporation to Alberta Registries under the ABCA requesting that the Corporation be continued as if it had been incorporated under the laws of the State of Delaware;

•	The Corporation must receive approval of the Continuance application and a letter of approval from Alberta Registries under the ABCA;

•
On the date shown as the filing date on the Certificate of Incorporation issued by the Secretary of State the Corporation will become a corporation incorporated under the laws of the State of Delaware;

•	The Corporation must file the Certificate of Conversion and the Certificate of Incorporation with the Registrar of Corporations under the ABCA; and

•
On the date shown as the filing date with the Registrar of Corporations on the Certificate of Conversion and the Certificate of Incorporation the Corporation becomes an extra-provincial corporation under the ABCA.

After the completion of the Continuance, the Corporation will be a Delaware corporation governed by the DGCL.  It will continue to conduct the business in which it is currently engaged.  The Continuance will not result in any material effect on its operations.  The business and operations of the Corporation following the Continuance will be identical in most respects to its current business, except that it will no longer be subject to the corporate laws of Alberta but will be subject to the DGCL.  The Delaware corporation will be liable for all the debts and obligations of the Alberta corporation, and the officers and directors of the corporation will be the officers and directors of the Delaware company.  The differences between the laws will not materially affect the business but will affect Shareholder rights.  The differences between the applicable law of the two jurisdictions are discussed in greater detail in a table titled "Comparative Rights of Shareholders" attached hereto as Appendix "D".  The Corporation will continue to be a reporting issuer in British Columbia and Alberta following the Continuance.

To effect the continuance of a corporation out of the Province of Alberta a corporation must first make application to the Alberta Corporate Registrar, who must be satisfied that the proposed continuance into another jurisdiction will not adversely affect creditors or shareholders of the corporation.

References in this Information Circular to "Gravis Alberta" are to Gravis Oil Corporation, an Alberta corporation, as it is currently incorporated.  References to "Gravis Delaware" are to Petro River Oil Corp., a Delaware corporation, as it will be continued under the DGCL if the Name Change and the Continuance Resolution are approved by the Shareholders.

Reasons for the Continuance

The Corporation believes that the Continuance to Delaware will more accurately reflect its operations, which are entirely based in the United States.  It has virtually no business connection to Canada.  By comparison, the OTC Pink Sheets, where the Common Shares are quoted for trading, are located in the U.S.  If the Corporation meets certain securities regulatory requirements, specifically National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers (NI 71-102), it is the Corporation's intention to become a "foreign reporting issuer" and satisfy the Canadian continuous disclosure requirements by preparing its financial statements solely in accordance with U.S. standards.  The Continuance of the Corporation into the State of Delaware will aid it in meeting the regulatory requirements of NI 71-102.

Additionally, the Continuance will eliminate cross-border financing issues and concerns of United States institutional lenders and potential acquirors, thereby providing the Corporation greater access to needed financing to meet its business requirements.

For a discussion of the risk factors associated with the Continuance, please read the discussion under "Risk Factors" beginning on page 40.

How the Continuance Will Affect Your Rights as a Shareholder

You will continue to hold the same Common Shares you now hold following the Continuance of the Corporation to Delaware.  However, the rights of Shareholders under the DGCL differ in certain substantive ways from the rights of Shareholders under the ABCA.  Examples of some of the changes in shareholder rights that will result from the Continuance are:

•
Under the DGCL, unless otherwise provided in the charter, shareholders may act without a meeting by written consent of the majority of the voting power of the outstanding common stock entitled to vote on the matter, and notice need not be given to shareholders.  Under the ABCA, shareholders may only act by way of a resolution passed at a duly called meeting unless all shareholders otherwise entitled to vote consent in writing.

•
Under the DGCL, a charter amendment requires approval by vote of the holders of a majority of the outstanding stock.  Under the АВCA, an amendment to a corporation's articles requires approval by two-thirds of the shareholders present and entitled to vote at a meeting of shareholders.

•	Dissenter's rights are available to shareholders in more circumstances under the ABCA than under the DGCL.

•	A director's liability may not be limited under the ABCA as it may under the DGCL.

A summary comparison of the significant difference in shareholder rights under the DGCL and the ABCA is set out in Appendix "D" to this Information Circular.

Price Volatility

The Corporation cannot predict what effect the Continuance will have on its market price prevailing from time to time or the liquidity of its shares.

Accounting Treatment of the Continuance

For United States and Canadian accounting purposes, the Continuance of the Corporation from an Alberta corporation to a Delaware corporation represents a non-substantive exchange to be accounted for in a manner consistent with a transaction between entities under common control.  All assets, liabilities, revenues and expenses will be reflected in the accounts of Gravis Delaware based on existing carrying values at the date of the exchange.  The historical comparative figures of Gravis will be those of Gravis as an Alberta corporation.

Certain Material Canadian Income Tax Consequences

General

The following section is а fair summary of the material Canadian federal income tax consequences of the Continuance to the Corporation, and to Shareholders of the Corporation.  The following summary is based on the facts set out in this Information Circular, and on additional information provided to counsel by management of the Corporation.  This summary assumes that, following the Continuance, the Corporation will cease to be resident in Canada for purposes of the Income Tax Act (Canada) (the "Tax Act").

This summary is applicable only to Shareholders who at all relevant times, for purposes of the Tax Act, hold the Common Shares as capital property and deal at arm's length and are not affiliated with the Corporation.  Generally, the Common Shares will be considered to be capital property to a person provided the person does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure in the nature of trade.  Shareholders who do not hold the Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to Shareholders: (i) in respect of whom the Corporation will at any time be a "foreign affiliate" within the meaning of the Tax Act; (ii) who use or hold, or may be deemed to use or hold, their Common Shares in connection with a trade or business carried on in Canada; or (iii) who are insurers or financial institutions subject to the mark-to-market rules in the Tax Act. Accordingly, such Shareholders should consult their own tax advisers.

This summary is based on the provisions of the Tax Act and regulations thereunder in force as at the date hereof and on the published administrative policies of the Canada Revenue Agency ("CRA"). This summary takes into account all specific proposed changes to the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account any other changes in law, whether by judicial, governmental or legislative decision or action, nor any provincial, territorial or foreign income tax considerations. This summary is not exhaustive of all possible Canadian federal income tax considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Shareholders should consult their own tax advisers for advice with respect to their particular circumstances..

Tax Consequences of the Continuance

Consequences to Shareholders

The Continuance will not result in a disposition by the Shareholders of the Common Shares for the purposes of the Tax Act, whether the Shareholders are resident in Canada for purposes of the Tax Act and any applicable income tax treaty (a "Resident Shareholder") or are not resident in Canada for purposes of the Tax Act (a "Non-Resident Shareholder").

Consequences to Dissenting Shareholders

The appropriate income tax treatment of an amount received by a Shareholder who exercises the right to dissent in respect of the Continuance is not entirely clear. However, it is the CRA's administrative position that the entire amount received on a redemption or purchase for cancellation of shares of a non-resident corporation is proceeds of disposition. On this basis, and assuming that the Corporation is not resident in Canada for purposes of the Tax Act at such time as it purchases the Common Shares held by a dissenting Resident Shareholder, such Resident Shareholder will realize a capital gain (or capital loss) to the extent that the amount received, net of any reasonable costs of disposition, exceed (or are exceeded by) the Resident Shareholder's adjusted cost base of such Common Shares. On the same basis, and assuming that the Corporation is not resident in Canada for purposes of the Tax Act at such time as it purchases the Common Shares held by a dissenting Non-Resident Shareholder, such disposition will generally not give rise to any capital gains subject to tax under the Tax Act provided that the Common Shares held by the Non-Resident Shareholder are not "taxable Canadian property" for the purposes of the Tax Act or such gains are exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty. See the discussion under the heading "Tax Consequences Following the Continuance - Non-Resident Shareholders" for a discussion whether the Common Shares will be taxable Canadian property to Non-Resident Shareholders. Resident Shareholders and Non-Resident Shareholders should consult their own tax advisers as to the tax consequences to them of exercising their dissent rights in these circumstances.

Consequences to the Corporation

As a result of the Continuance, the Corporation will be deemed under the provisions of the Canada-United States Income Tax Convention, 1980, as amended, to be resident in the United States, and to no longer be resident in Canada.  Under the Tax Act, the change in the Corporation's residence from Canada to the United States will cause the Corporation's tax year to end immediately before the Continuance, and a new tax year to begin at the time of the Continuance.  Furthermore, the Corporation will be deemed to have disposed of all of its property immediately before the Continuance for proceeds of disposition equal to the fair market value of the property at that time.  This deemed disposition may cause the Corporation to incur Canadian tax liability on the basis of the resulting deemed capital gains and income.

Furthermore, the Corporation will be subject to a separate corporate emigration tax imposed by the Tax Act on corporations departing from Canada.  The emigration tax will be imposed on the amount by which the fair market value of all of the Corporation's property immediately before the Continuance exceeds the aggregate of its liabilities at that time and the amount of paid-up capital on all of the issued and outstanding shares of the Corporation's capital stock.  Tax will be imposed at a rate of 25% on the Corporation's net assets determined under the foregoing formula, which may be reduced to 5% unless one of the main reasons for the Corporation changing its residence to the United States was to reduce the amount of this corporate emigration tax or the amount of Canadian withholding tax paid by the Corporation, in which case the rate will be 25%.

The Corporation's management has reviewed the Corporation's assets, liabilities, paid-up capital, and tax loss carry forwards, and has advised counsel that no Canadian federal taxes should be payable by the Corporation as a result of the Continuance.  This conclusion is based in part on determinations of factual matters including the fair market value of the Corporation's property, and counsel expresses no opinion on such matters of factual determination.  Furthermore, certain facts underlying the Corporation's assumptions and conclusions may also change prior to the effective time of the Continuance.  The Corporation has not applied to the CRA for a ruling as to the amount of federal taxes payable by the Corporation as a result of the Continuance and does not intend to apply for such a ruling given the factual nature of the determinations involved.  In addition, the Corporation has not applied to the CRA for a determination of the Corporation's past losses, and does not intend to apply for such a determination prior to the Continuance.  There can be no assurance that the CRA will accept the valuations or the positions that the Corporation has adopted in calculating the amount of Canadian tax that will be payable upon the Continuance, including the Corporation's calculation of the amount of historical tax losses that are available to offset any taxes that would otherwise be payable upon the Continuance.  Accordingly, there is no assurance that the CRA will conclude after the effective time of the Continuance that no Canadian federal taxes are due as a result of the Continuance or that the amount of Canadian federal taxes found to be due will not be significant.

Tax Consequences Following the Continuance

Resident Shareholders

Following the Continuance, where a holder of Common Shares who is, or is deemed to be, resident in Canada (a "Resident Shareholder") subsequently disposes or is deemed to have disposed of the Common Shares, such disposition will generally result in a capital gain (or capital loss) to the Resident Shareholder to the extent that the proceeds of disposition of such Common Shares, net of reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares.  The adjusted cost base of the Common Shares following the Continuance will be the same as the adjusted cost base of the Common Shares prior to the Continuance.

One-half of the capital gain realized by a Resident Shareholder from a disposition or deemed disposition of Common Shares must be included in computing the Resident Shareholder's income as a taxable capital gain. One-half of a capital loss realized in a taxation year from a disposition or deemed disposition of Common Shares may be deductible as an allowable capital loss against taxable capital gains realized in that year, and to the extent such allowable capital losses exceed taxable capital gains in the year, may be applied in the three previous taxation years or any subsequent taxation year, subject to certain restrictions contained in the Tax Act.

Resident Shareholders who receive dividends on the Common Shares will be required to include the amount of such dividends in computing their income and will not be entitled to the preferential treatment generally afforded dividends received from taxable Canadian corporations. Specifically, dividends received by individuals who are resident in Canada will not be eligible for the gross-up and dividend tax credit provided under the Tax Act, and Resident Shareholders that are corporations will not be entitled to the deduction for intercorporate dividends. A Resident Shareholder that is a "Canadian-controlled private corporation" within the meaning of the Tax Act is liable to pay a 6 2/3% refundable tax on its aggregate investment income, including dividends.  Foreign withholding tax, if any, will generally be eligible for foreign tax credit or deduction treatment under the Tax Act.

Foreign Property Reporting

Once the Corporation ceases to be resident in Canada, its securities will constitute foreign property for the purposes of determining whether or not a Resident Shareholder is subject to the special reporting requirements under the Tax Act in respect of foreign property holdings.  Such reporting requirements generally arise where the aggregate cost amount of all "specified foreign property" (as defined in the Tax Act) held by a Resident Shareholder, including the Common Shares, exceeds CDN$100,000.  Accordingly, Resident Shareholders should consult their own advisors to determine whether they will be subject to foreign property reporting in respect of the ownership of Common Shares.

Consequences to RRSPs and other Deferred Plans

Following the Continuance, the Common Shares will cease to be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans, registered education savings plans, registered disability savings plans, and tax-free savings plans ("TFSA") (collectively "Deferred Plans").

Serious penalties, including significant penalty taxes for RRSPs, RRIFs and TFSAs, will result from Deferred Plans holding non-qualified investments.  In addition, annuitants or holders of RRSPs, RRIFs or TFSAs, as the case may be, may also be subject to penalty taxes in respect of certain transactions undertaken as between their Deferred Plan and themselves or persons with whom they do not deal at arm's length with.  Shareholders who hold their shares through Deferred Plans are encouraged to consult their own tax advisors as to appropriate course of action to affect the disposition of their Common Shares prior to the Continuance given their particular circumstances.

Non-Resident Shareholders

Following the Continuance, where a holder of Common Shares is not, or is deemed not to be, resident in Canada for purposes of the Tax Act (a "Non-Resident Shareholder") subsequently disposes of or is deemed to have disposed of the Common Shares, such disposition will generally not give rise to any capital gains subject to tax under the Tax Act provided that the Common Shares held by the Non-Resident Shareholder do not constitute "taxable Canadian property" for the purposes of the Tax Act, or if such gains are exempt from Canadian tax pursuant to the provisions of an applicable income tax treaty.

After the Continuance, the Common Shares will generally not be taxable Canadian property to Non-Resident Shareholders, and therefore will not cause such Shareholders to be subject to taxation in Canada on any subsequent disposition of the Common Shares, provided that more than 50% of the fair market value of the Common Shares is not derived directly or indirectly from one or any combination of real property situated in Canada, Canadian resource properties, and timber resource properties.

Non-Resident Shareholders will not be subject to Canadian withholding tax on dividends paid on the Common Shares after the Continuance.

Consequences to the Corporation

Due to the Corporation's change in residence upon the Continuance, the Corporation will no longer be subject to taxation in Canada on its worldwide income.  However, if the Corporation carries on a business in Canada, subject to the application of the Canada-United States Income Tax Convention, 1980, as amended, it will be subject to Canadian tax on business profits attributable to such business in Canada.

For the purposes of calculating any Canadian tax liability of the Corporation after the Continuance, the Corporation will be unable to deduct historic losses incurred prior to becoming a Delaware corporation.  The Continuance will therefore eliminate the Corporation's past Canadian tax losses as a source of future deductions.

Certain Material United States Federal Tax Consequences

As described below, the consummation of the Continuance is contingent upon receipt by the Corporation of a legal opinion from the Corporation's U.S. legal counsel.  The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Shareholders, as described below, arising from and relating to the Continuance of the Corporation.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Shareholder as a result of the Continuance.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences of the Continuance to such U.S. Shareholder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Shareholder.  U.S. Shareholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, published Internal Revenue Service (IRS) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Shareholders

For purposes of this summary, a U.S. Shareholder is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (с) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.  Notwithstanding the foregoing, the term U.S. Shareholder in this summary does not include IDC.

Non-U.S. Shareholders

A non-U.S. Shareholder is a beneficial owner of Common Shares other than a U.S. Shareholder.  Subject to the discussion below under "Information Reporting Backup Withholding Tax," a non-U.S. Shareholder generally should not be subject to U.S. federal income tax on gain, if any, recognized pursuant to the Continuance, unless (a) such gain is effectively connected with a U.S. trade or business of the non-U.S. Shareholder (or, if the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, 1980, as amended, applies, such gain is attributable to а U.S. permanent establishment of the non-U.S. Shareholder) or, (b) in the case of gain recognized by an individual non-U.S. Shareholder, such individual is present in the U.S. for 183 days or more in the taxable year of the Continuance and certain other conditions are satisfied.

Non-U.S. Shareholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Continuance.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

Except as otherwise specifically stated, this summary does not address the U.S. federal income tax consequences of the Continuance to U.S. Shareholders that are subject to special provisions under the Code, including the following U.S. Shareholders: (a) U.S. Shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Shareholders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (с) U.S. Shareholders that have a "functional currency" other than the U.S. dollar; (d) U.S. Shareholders subject to the alternative minimum tax provisions of the Code; (е) U.S. Shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Shareholders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares; (h) U.S. Shareholders that own or have previously owned, directly or indirectly (applying the ownership attribution rules of Section 958 of the Code), 10% or more of the total combined voting power of all classes of the Common Shares entitled to vote; and (i) U.S. Shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Continuance.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Continuance to U.S. Shareholders.  Each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Shareholders of transactions entered into prior to, concurrently with, or subsequent to the Continuance (regardless of whether any such transaction is undertaken in connection with the Continuance), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right or obligation to acquire Common Shares; (b) any conversion of any note, debenture, or other debt instrument of the Corporation into Common Shares; or (с) any conversion of one class of shares of the Corporation into a different class of shares of the Corporation.

Certain Material United States Federal Tax Consequences

As described below, the consummation of the Continuance is contingent upon receipt by the Corporation of a legal opinion from the Corporation's U.S. legal counsel.  The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Shareholders, as described below, arising from and relating to the Continuance of the Corporation.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Shareholder as a result of the Continuance.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Shareholder that may affect the U.S. federal income tax consequences of the Continuance to such U.S. Shareholder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Shareholder.  U.S. Shareholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, published Internal Revenue Service (IRS) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Information Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Shareholders

For purposes of this summary, a U.S. Shareholder is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (с) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.  Notwithstanding the foregoing, the term U.S. Shareholder in this summary does not include IDC.

Non-U.S. Shareholders

A non-U.S. Shareholder is a beneficial owner of Common Shares other than a U.S. Shareholder.  Subject to the discussion below under "Information Reporting Backup Withholding Tax," a non-U.S. Shareholder generally should not be subject to U.S. federal income tax on gain, if any, recognized pursuant to the Continuance, unless (a) such gain is effectively connected with a U.S. trade or business of the non-U.S. Shareholder (or, if the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, 1980, as amended, applies, such gain is attributable to а U.S. permanent establishment of the non-U.S. Shareholder) or, (b) in the case of gain recognized by an individual non-U.S. Shareholder, such individual is present in the U.S. for 183 days or more in the taxable year of the Continuance and certain other conditions are satisfied.

Non-U.S. Shareholders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Continuance.

U.S. Shareholders Subject to Special U.S. Federal Income Tax Rules Not Addressed

Except as otherwise specifically stated, this summary does not address the U.S. federal income tax consequences of the Continuance to U.S. Shareholders that are subject to special provisions under the Code, including the following U.S. Shareholders: (a) U.S. Shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Shareholders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (с) U.S. Shareholders that have a "functional currency" other than the U.S. dollar; (d) U.S. Shareholders subject to the alternative minimum tax provisions of the Code; (е) U.S. Shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Shareholders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or "pass-through" entities for U.S. federal income tax purposes that hold Common Shares; (h) U.S. Shareholders that own or have previously owned, directly or indirectly (applying the ownership attribution rules of Section 958 of the Code), 10% or more of the total combined voting power of all classes of the Common Shares entitled to vote; and (i) U.S. Shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Shareholders that are subject to special provisions under the Code, including U.S. Shareholders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Continuance.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Continuance to U.S. Shareholders.  Each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Continuance.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Shareholders of transactions entered into prior to, concurrently with, or subsequent to the Continuance (regardless of whether any such transaction is undertaken in connection with the Continuance), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right or obligation to acquire Common Shares; (b) any conversion of any note, debenture, or other debt instrument of the Corporation into Common Shares; or (с) any conversion of one class of shares of the Corporation into a different class of shares of the Corporation.

U.S. Federal Income Tax Consequences of the Continuance

Qualification of the Continuance as a Tax-Deferred Reorganization

It is a condition to the obligation of the Corporation to complete the Continuance that the Corporation receive a legal opinion from its U.S. legal counsel to the effect that the Continuance should qualify as a tax-deferred reorganization under Section 368(a) of the Code, which is referred to here as a reorganization.  Such legal opinion will be based on certain factual assumptions regarding, and the truth and accuracy of certain factual representations made by, the Corporation and will be subject to certain limitations.  If one or more of such assumptions or representations proves to be untrue or inaccurate, the positions taken in such legal opinion and this summary may not apply, and the actual U.S. federal income tax consequences of the Continuance to U.S. Shareholders may be materially different than the U.S. federal income tax consequences discussed in this summary.

It is anticipated that the Continuance may qualify as a reorganization under either or both of Section 368(a)(1)(F) of the Code (a Type F Reorganization) or Section 368(а)(1)(D) of the Code (a Type D Reorganization).  The Continuance will fail to qualify as a Type F Reorganization if holders of 1% or more of the Common Shares exercise the right to dissent from the Continuance.  The Continuance may fail to qualify as a Type D Reorganization if the continued company in Delaware fails to acquire "substantially all" of the assets of the Corporation in the Continuance.  For ruling purposes, the IRS defines "substantially all" as 70% of the gross assets and 90% of the net assets of the Corporation.  In determining if the continued company in Delaware acquires the requisite amount of assets of the Corporation, payments of cash by us to any holders of Common Shares that exercise the right to dissent from the Continuance will not be considered as assets acquired by the continued company in Delaware.  Accordingly, if Shareholders of a significant number of the Common Shares exercise the right to dissent from the Continuance, the Continuance may fail to qualify as a Type D Reorganization.

The requirements that must be satisfied in order for the Continuance to qualify as either a Type F Reorganization or a Type D Reorganization are complex, and each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Assuming that the Continuance qualifies as a reorganization, the following U.S. federal income tax consequences should result to U.S. Shareholders: (a) no gain or loss should be recognized by a U.S. Shareholder that holds shares of our continued company, (b) the aggregate basis of shares of the continued company received by a U.S. Shareholder in the Continuance should be equal to the aggregate basis of the Corporation Common Shares exchanged therefor by such U.S. Shareholder, and (с) the holding period of shares of the continued company received by a U.S. Shareholder in the Continuance should include the holding period of the Corporation Common Shares exchanged therefor by such U.S. Shareholder.

Application of Section 367(b) may Result in the Recognition of a Deemed Dividend or Gain

Section 367(b) of the Internal Revenue Code and the related Treasury Regulations may require the recognition of a deemed dividend or gain on the Common Shares of certain U.S. Shareholders for various inbound reorganizations.  The Continuance of the Corporation to Delaware should be considered an inbound reorganization subject to the rules of Section 367(b).

Under Section 367(b) and the related Treasury Regulations, a U.S. Shareholder that owns ten percent (10%) or more of a foreign corporation and any foreign corporation with respect to which a U.S. Shareholder is a ten percent (10%) U.S. shareholder, must include into income as a deemed dividend all earnings and profits of the Corporation attributable to their stock in an inbound Continuance or reorganization.

Therefore, if the Corporation had earnings and profits prior to the Continuance, a U.S. Shareholder that owns ten percent (10%) or more of Gravis Common Shares and any foreign corporation with a ten percent (10%) U.S. shareholder would have to recognize income as a deemed dividend on the earnings and profits attributable to their stock.  The Corporation believes that Gravis does not have any earnings and profits as described in the Internal Revenue Code and therefore the imputation of a deemed dividend should not be applicable for a U.S. Shareholder that owns ten percent (10%) or more of Common Shares and any foreign corporation with a ten percent (10%) U.S. shareholder.

Under Section 367(b) and the related Treasury Regulations, a U.S. Shareholder that owns less than ten percent (10%) of a foreign corporation that is involved in an inbound reorganization subject to Section 367(b) will be required to recognize gain on their Common Shares, if any, on the transaction.  The U.S Shareholder is not entitled to recognize a loss on their Common Shares should their cost basis exceed the value of their Common Shares upon the inbound reorganization.  A U.S. Shareholder that owns less than ten percent (10%) may elect to include a deemed dividend amount of all earnings and profits attributable to their Common Shares or report no deemed dividend should the Corporation have no earnings and profits, rather than recognize gain on their Common Shares.  If a less than ten percent (10%) wishes to make an election to report the all earnings and profits amount or the fact there are no earnings and profits, rather than recognize gain on their Common Shares, they must request a Section 367(b) statement related to the earnings and profits of the company to be attached to the U.S. Shareholder's U.S. tax return.

Finally, certain U.S. Shareholders that own less than ten percent (10%) of the Corporation's stock and whose Common Shares have a value of less than fifty thousand dollars ($50,000) on the date of the Continuance are exempt from all deemed dividend income and gain recognition as a result of Section 367(b).

Dissenting U.S. Shareholders

А U.S. Shareholder that exercises the right to dissent from the Continuance should recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Shareholder in exchange for the Common Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Shareholder in the Common Shares.

Such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Shareholder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Shareholder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.

Information Reporting Backup Withholding Tax

Taxable payments made pursuant to the Continuance generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Shareholder (a) fails to furnish such U.S. Shareholder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (с) is notified by the IRS that such U.S. Shareholder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Shareholder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Shareholder that it is subject to backup withholding tax.  However, U.S. Shareholders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Shareholder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Shareholder furnishes required information to the IRS.  Each U.S. Shareholder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

No IRS Ruling

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Continuance to U.S. Shareholders.  Neither this summary nor the legal opinion provided by U.S. legal counsel are binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary or such legal opinion.  In addition, because the authorities on which this summary and such legal opinion are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary or such legal opinion.

Reporting Obligations under Securities Laws

Currently, the Corporation is a reporting issuer in the Provinces of Alberta and British Columbia and is required to prepare its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

It is also a foreign private issuer in the United States and is required to file an Annual Report on Form 20-F each year with the SEC.  The consolidated financial statements included in the Form 20-F Annual Report are prepared in accordance with United States generally accepted accounting principles (US GAAP).

Upon completion of the Continuance, the Corporation will be required to continue preparing its consolidated financial statements in accordance with US GAAP.  The Corporation expects to file its audited annual financial statements with the SEC, Annual Reports on Form 10-K and its unaudited interim financial statements with the SEC on Quarterly Reports on Form 10-Q.

Additionally, if the Corporation meets certain securities regulatory requirements, specifically NI 71-102, it is its intention to become a foreign reporting issuer pursuant to the definition adopted by Canadian securities legislation and satisfy the Canadian continuous disclosure requirements by preparing its financial statements solely in accordance with U.S. standards.  The Continuance of the Corporation into the State of Delaware will aid the Corporation in meeting the regulatory requirements of NI 71-102.

Regulatory Approvals

The Corporation will have to comply with Delaware and Alberta regulatory requirements in order to complete the Continuance to Delaware.

In Alberta, the Corporation will have to:

•	receive approval of the Continuance from at least two-thirds of the Common Shares present at the Meeting and entitled to vote;

•	file supporting documentation with the Alberta Corporate Registrar setting out, among other things, that the Continuance meets the requirements of Section 189(9) of the ABCA; and

•	pay a filing fee to the Alberta Corporate Registrar.

Under Delaware law, will have to:

•	receive approval of the Continuance from a majority of the Common Shares present at the Meeting and entitled to vote;

•	file the Certificate of Conversion and the Certificate of Incorporation with the Secretary of State;

•	pay a filing fee to the Secretary of State.

Upon completion of the Continuance, the Corporation's charter documents will be comprised of the Articles of Incorporation and the Bylaws, in the forms attached hereto as Schedule A and Schedule B to Appendix "B", respectively.

Decrease to Authorized Capital

The Certificate of Incorporation of Gravis Delaware, attached hereto as Schedule A to Appendix "B",  will allow Gravis Delaware to issue up to 2,255,000,000 shares of capital stock, of which 2,250,000,000 is common stock and 5,000,000 of which is preferred stock that can be issued without stockholder approval.

The articles of incorporation presently provide that Gravis Alberta has authorized capital of an unlimited number of Common Shares, without par value and 100,000,000 preferred shares, without par value.

Common Stock

Gravis Delaware will be authorized to issue up to a total of 2,250,000,000 Common Shares, $0.001 par value per share. Each holder of common stock will be entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Gravis Delaware has not provided for cumulative voting for the election of directors in its Certificate of Incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding Common Shares are entitled to receive dividends out of assets legally available at the times and in the amounts that the Board may determine from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights or other subscription rights. Upon liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all Common Shares to be issued in the future, when they are paid for will be, fully paid and nonassessable.

Preferred Stock

The number, preferences, voting rights and convertible features of preferred stock may determined by the Board in their sole discretion.  In the event Gravis Delaware issues additional Common Shares, or shares of convertible preferred stock that is converted, dilution to stockholders could result.  In addition, the preferred stock may provide for rights, preferences or privileges senior to those of holders of common stock and may provide voting rights that dilute the voting power of the common stock.

Issuance of Shares Pursuant to Continuance

On June 27, 2012 Gravis announced that it had entered into a non-binding letter of intent with Petro that, if the transaction is completed, would result in Gravis acquiring Petro for Common Shares, the name of Gravis being changed and the Corporation redomiciling to Delaware.  It is currently expected that post-transaction, current Shareholders will own approximately 14,078,949 (1.9%) Common Shares, while holders of Gravis Preferred B Shares, debentures and notes will hold approximately 115,552,911 (15.7%) Common Shares, holders of shares and notes of Petro will hold approximately 591,021,011 (80.2%) Common Shares, and  holders of certain working interests that form part of the assets to be acquired by Gravis Delaware will hold 16,447,368 (2.2%) Common Shares.

Risks Relating to the Continuance

Upon the consummation of the Continuance, Gravis will become а Delaware corporation and because the rights of Shareholders under Delaware law differ from those under Alberta law, you may have fewer protections as a shareholder.

Following the consummation of the Continuance, Gravis' affairs will be governed by Gravis Delaware's Certificate of Incorporation and be subject at all times to the DGCL.  The rights of Shareholders to take action against Gravis Delaware's directors, as well as any actions by minority Shareholders and the fiduciary responsibility of directors, are governed by the DGCL and common law principles derived from cases in Delaware.  The rights of Shareholders and the fiduciary responsibilities of directors under Delaware law differ somewhat from those under Alberta law.

Upon the consummation of the Continuance, Gravis may be subject to Canadian income tax liabilities that may adversely affect Gravis' working capital.

See "Certain Material Income Tax Considerations - Tax Consequence of the Continuance - Consequences to the Corporation."  The anticipated benefits of the Continuance may not be realized.

The Common Shares will cease to be qualified investments for Deferred Plans

Serious penalties, including significant penalty taxes for RRSPs, RRIFs and TFSAs, will result from Deferred Plans holding non-qualified investments.  In addition, annuitants or holders of RRSPs, RRIFs or TFSAs, as the case may be, may also be subject to penalty taxes in respect of certain transactions undertaken as between their Deferred Plan and themselves or persons with whom they do not deal at arm's length with.  Shareholders who hold their shares through Deferred Plans are encouraged to consult their own tax advisors as to appropriate course of action to affect the disposition of their Common Shares prior to the Continuance given their particular circumstances.

Gravis will incur additional direct costs and expenses related to the Continuance, including attorneys' fees, accountants' fees, financial printing expenses and filing fees.

While it believes that the Continuance will result in operational, administrative and other benefits that significantly outweigh the related costs and expenses, it cannot assure Shareholders that those benefits will be realized.

Conditions to the consummation of the Continuance

The Board of Directors has approved the Continuance.  Therefore, the only condition required for the Corporation to adopt the Continuance and become continued into Delaware is that the Shareholders must duly approve the Continuance pursuant to the proposed Continuance Resolution.  The only material consent, approval or authorization of or filing with any governmental entity required to consummate the Continuance are the approval of the Shareholders of the Corporation in accordance with the ABCA, the filing of the Certificate of Domestication and related documents with the Alberta Corporate Registrar and the Secretary of State of Delaware.

Exchange of share certificates

No exchange of certificates that, prior to the Continuance, represented Common Shares is required with respect to the Continuance and the transactions contemplated by it.  However, promptly after the effective time of the Continuance, Gravis shall mail to each record holder of certificates that immediately prior to the effective time of the Continuance held Common Shares, a letter of transmittal and instructions for use in surrendering those certificates.  Upon the surrender of each certificate formerly representing Common Shares, together with a properly completed letter of transmittal, Gravis shall issue in exchange a share certificate of Gravis Delaware, and the stock certificate representing shares in the Alberta Corporation shall be cancelled.  Until so surrendered and exchanged, each certificate representing a Common Share shall represent solely the right to receive shares in Gravis Delaware.

Warrants and stock options

As of the effective time of the Continuance, all warrants and options to purchase Common Shares granted or issued prior to the effective time of the Continuance will remain warrants and options to purchase shares in the Corporation as continued in Delaware.

Shares Being Registered

At the date of this Information Circular, there were 14,078,949 Common Shares issued and outstanding.  This Information Circular relates to the 14,078,949 Common Shares that, upon approval of the Continuance Resolution at the meeting and the completion of the necessary procedures under the ABCA and the DGCL, will be registered as Common Shares of the continued Corporation.

Right of Dissent

Holders of Common Shares have a right (Dissent Right) of dissent (Dissenting Shareholders) in respect of the Continuance Resolution.  Dissenting Shareholders are entitled to be paid the fair value of their Common Shares in accordance with section 191 of the ABCA if they oppose the Continuance Resolution.  The following description of the right to dissent is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such Dissenting Shareholder's Common Shares and is qualified in its entirety by the reference to the full text of section 191 of the ABCA.  Each Dissenting Shareholder who may wish to exercise their Dissent Right should consult their own legal advisor.

Dissenting Shareholders must provide a written objection to the Continuance Resolution to the Corporation c/o Norton Rose Canada LLP, 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2 Attention:  D. Richard Skeith, by 5:00 p.m. (Calgary time) on September 5, 2012, or in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Calgary time) on the second business day immediately preceding the date of the adjourned or postponed Meeting.

The Corporation or a Dissenting Shareholder may apply to the Court of Queen's Bench (Alberta) (the Court), by way of an originating notice, after the approval of the Continuance Resolution, to fix the fair value of the Dissenting Shareholder's Common Shares.  If such an application is made to the Court by either the Corporation or a Dissenting Shareholder, the Corporation must, unless the Court orders otherwise, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount, considered by the Corporation's Board, to be the fair value of the Common Shares held by such Dissenting Shareholders.  The offer, unless the Court orders otherwise, must be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if the Corporation is the applicant, or within 10 days after the Corporation is served a copy of the originating notice, if a Dissenting Shareholder is the applicant.  Every offer will be made on the same terms to each Dissenting Shareholder of Common Shares and contain or be accompanied with a statement showing how the fair value was determined.

A Dissenting Shareholder may make an agreement with the Corporation for the purchase of such holder's Common Shares in the amount of the offer made by the Corporation, or otherwise, at any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder will not be required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal.  On the application, the Court will make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those Dissenting Shareholders, and fixing the time within which the Corporation must pay the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder, until the date of payment.

On the Continuance Resolution becoming effective, or upon the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Shareholder will cease to have any rights as a Shareholder other than the right to be paid the fair value of such holder's Common Shares in the amount agreed upon or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Dissenting Shareholder may withdraw the Dissenting Shareholder's dissent, or if the Continuance Resolution has not yet become effective, the Corporation may rescind the Continuance Resolution, and in either event, the dissent and appraisal proceedings in respect of that Dissenting Shareholder will be discontinued.

The Corporation shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Corporation would thereby be less than the aggregate of its liabilities.  In such event, the Corporation shall notify each Dissenting Shareholder that it is unable lawfully to pay the Dissenting Shareholder for their Common Shares, in which case the Dissenting Shareholder may, by written notice to the Corporation within 30 days after receipt of such notice, withdraw such holder's written objection.  If the Dissenting Shareholder does not withdraw such holder's written objection, such Dissenting Shareholder retains the status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Corporation but in priority to its shareholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of their Common Shares.  Dissenting Shareholders who might desire to exercise their Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA and consult their own legal advisor.

The Board of Directors of the Corporation reserves the right, at its discretion, not to give effect to the Continuance Resolution described herein if too many holders of Common Shares exercise their Dissent Right..

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE CONTINUATION DESCRIBED IN THIS INFORMATION CIRCULAR AND RECOMMENDS THAT SHAREHOLDERS APPROVE THE  CONTINUANCE.

In reaching its decision, the Board of Directors reviewed the fairness to the Corporation and the Shareholders of the proposed Continuance and considered, without assigning relative weights to, the following factors:

•	the majority of Gravis Shareholders are resident outside of Canada;

•	the belief that the Canadian tax consequences of the proposed Continuance are manageable;

•	the belief that Gravis will only be required to prepare its consolidated financial statements in accordance with US GAAP in the United States;

•
the Corporation is under considerable financial hardship and such Continuance will permit the Corporation to seek out further transactional partners with assets located in the United States and implement cost savings measures;

•	the belief that the proposed Continuance will gain the Corporation access to a larger capital market; and

•	the Shareholders have an opportunity to vote on the proposed Continuance.

Without relying on any single factor listed above more than any other factor, but rather based upon their consideration of all such factors taken as a whole, the Board of Directors have concluded that the Continuance proposal is fair to the Corporation and its Shareholders.  ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSED CONTINUATION RESOLUTION CONTAINED IN THIS INFORMATION CIRCULAR.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution approving the Continuance of the Corporation into the State of Delaware as if it had been incorporated under the laws of the State of Delaware.

The full text of the special resolution authorizing the Continuance into the State of Delaware is as follows:

"BE IT RESOLVED THAT:

1	the continuance of the Corporation under the Delaware General Corporation Law, as if it had been incorporated under the laws of the State of Delaware is hereby approved;

2
the Certificate of Domestication as approved by the board of directors of the Corporation (or in such other form as the Secretary of State of the State of Delaware under the Delaware General Corporation Law may accept) be and is hereby approved in such form, with such amendments thereto as the director or officer executing the same may approve;

3
the Corporation approve and, upon the Continuance, adopt the certificate of incorporation (Certificate of Incorporation) in the form approved by the directors of the Corporation, to come into effect upon filing of the Certificate of Conversion and the Certificate of Incorporation with the Delaware Secretary of State, and, therewith, the amendment to the articles of the Corporation to change the authorized shares of the Corporation as reflected in the Certificate of Incorporation of Petro River Oil Corp. to be filed in the State of Delaware in the form provided in this Information Circular;

4
the Corporation approve and, upon the Continuance, adopt the bylaws (Bylaws) in the form approved by the directors of the Corporation, to come into effect upon filing of the Certificate of Domestication and such Bylaws with the Secretary of State of the State of Delaware;

5
the Corporation be and hereby is authorized to file the Certificate of Domestication with the Secretary of State of the State of Delaware as required by the Delaware General Corporation Law to give effect to the proposed transfer of the Corporation out of Alberta, and be and is further authorized to make such applications to, and filings with, the Alberta Registrar of Companies as required by the Alberta Business Corporations Act for approval of the proposed Continuance of the Corporation into the State of Delaware;

6
Simultaneously with the effectiveness of the Continuance, the Corporation's Alberta Notice of Articles, articles of incorporation and bylaws be cancelled and thereby substituted by the Delaware Certificate of Incorporation and Bylaws;

7
any officer or director of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, deliver and file all such documents and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the board of directors of the Corporation may, in its sole discretion and without further approval of the shareholders of the Corporation, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing special resolution must be approved by at least 66⅔% of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

The Board of Directors recommends that Shareholders vote in favour of the special resolutions.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the special resolutions approving the Continuance of the Corporation into the State of Delaware.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Special Meeting.  If any other business properly comes before the Meeting, it is the intention of the persons named in the attached proxy to vote the Common Shares represented thereby in accordance with their best judgement on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and the Corporation's website at www.gravisoil.com.  To obtain copies of the Corporation's financial statements and Management's Discussion and Analysis, please contact Jeffrey Freedman, interim Chief Executive Officer, at (832) 538-0625.

The financial information is provided in the Corporation's comparative consolidated financial statements and Management's Discussion and Analysis for its most recently completed financial period.

APPENDIX "A"

GRAVIS OIL CORPORATION

NOTICE OF CHANGE OF AUDITOR

TO:	Marcum LLP

AND TO:	KPMG llp, Chartered Accountants

NOTICE IS HEREBY GIVEN that, in accordance with National Instrument 51-102 — Continuous Disclosure Obligations (NI 51-102), the Audit Committee and the Board of Directors of Gravis Oil Corporation (the Corporation), considered and approved the following actions, namely that:

1
KPMG llp (the Former Auditor), Chartered Accountants, resigned as auditor of the Corporation effective June 26, 2012 due to the Former Auditor, under regulations applicable to public auditors in the State of Texas, being unable to perform the audit of the Corporation’s consolidated financial statements for the year ended April 30, 2012; and

2	Marcum LLP (the Successor Auditor), be appointed as auditors of the Corporation effective August 10, 2012.

At the next meeting of shareholders, holders of qualified securities of the Corporation will be asked to approve, by ordinary resolution, the appointment of the Successor Auditor as the auditor of the Corporation until the close of the next annual general meeting of the shareholders of the Corporation, at such remuneration as may be approved by the Board of Directors of the Corporation.

The Former Auditor did not express a modified opinion in its audit reports for the period commencing at the beginning of the Corporation's two most recent financial years and ending on the date of this Notice.

The Former Auditor did not have any reservations in its audit reports for the period commencing at the beginning of the Corporation’s two most recent financial years and ending on the date of this Notice.

In the knowledge of the directors of the Corporation, no "reportable event", as defined in NI 51-102, has occurred in connection with the audits for the period commencing at the beginning of the Corporation's two most recent financial years and ending at the date of this notice.

DATED this 10th day of August, 2012.

GRAVIS OIL CORPORATION signed "Fred S. Zeidman" Fred S. Zeidman Director

KPMG LLP Chartered Accountants 2700 205 - 5th Avenue SW Calgary AB T2P 4B9	Telephone (403) 691-8000 Telefax (403) 691-8008 Internet www.kpmg.ca

August 10, 2012

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re:	Gravis Oil Corporation Notice of Change of Auditor

This letter is in response to the Notice of Change of Auditor for Gravis Oil Corporation dated August 10, 2012 pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations in connection with the appointment of Marcum LLP as the successor auditor of Gravis Oil Corporation.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditor and based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice of Change of Auditor that related to us and that we have no basis to agree or disagree with the statements contained in the Notice of Change of Auditor that relate to Marcum LLP.

Yours very truly,

/s/ KPMG LLP

P.J. Scherman
Partner

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

MARCUM
ACCOUNTANTS  ADVISORS
August 13, 2012

British Columbia Securities Commission
Alberta Securities Commission

Re:	Gravis Oil Corporation Notice of Change of Auditor

Dear Sirs:

We have read the Notice of Change of Auditor of the above-noted company dated August 10, 2012. We agree with the statements concerning our Firm in such Notice of Change of Auditor. We are not in a position to agree or disagree with other statements of Gravis Oil Corporation contained therein.

Very truly yours,

Marcum LLP

/s/ Alan J. Markowitz

Alan J. Markowitz, CPA
Partner

AJM/gcp

S:\BUSINESS\Word_Processing\Common\Finalized\Gravis Oil Corporation \2012 \Letters \ 130121 Notice of Change of Auditor 08.13.12.docx

M
MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

APPENDIX "B"
Schedule A

Form of Certificate of Incorporation

B(A)-1

STATE of DELAWARE
CERTIFICATE of INCORPORATION
of
PETRO RIVER OIL CORP.,
a stock corporation

ARTICLE I
Name

The name of the corporation is Petro River Oil Corp. (the “Corporation”).

ARTICLE II
Registered Office; Registered Agent

Its registered office and place of business in the State of Delaware is located at 1811 Silverside Road, County of New Castle, Wilmington, DE 19810. The registered agent in charge thereof upon whom process against the Corporation may be served is Vcorp Services, LLC.

ARTICLE III
Purpose

The purposes of the Corporation are to conduct any and all lawful act or action for which corporations can be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV
Authorized Shares

The total number of shares of stock the Corporation is authorized to issue is 2,255,000,000 shares, consisting of 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), and 2,250,000,000 Common Shares, par value $0.001 per share (the “Common Stock”).

The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series, and, by filing a certificate pursuant to the DGCL (the “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.  The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a)	the designation of the series, which may be by distinguishing number, letter or title;
(b)
the number of shares of the series, which number the Board of Directors (except where otherwise provided in the Preferred Stock Designation) thereafter may increase or decrease (but not below the number of shares thereof then outstanding);

(c)
the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative, and senior or subordinate to dividends payable respecting other securities of the Corporation;

(d)	the dates on which such dividends, if any, shall be payable;
(e)	the redemption and or call rights and price or prices, if any, for shares of the series;
(f)	the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;
(g)	the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation , dissolution or winding up of the affairs of the Corporation;
(h)
whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such share shall be convertible or exchangeable and all other terms, conditions and limitations respecting such conversion or exchange;

B(A)-2

(i)	restrictions on the issuance of shares of the same series or of any other class or series;
(j)	the voting rights if any, of the holders of shares of the series; and
(k)	all other rights and preferences, if any, of the holders of the shares of the series, including rights, if any, to designate members of the board of directors of the Corporation.

The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof.  Except as otherwise may be provided in this Certificate of Incorporation, in a Preferred Stock Designation or by applicable law, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitle to vote at or receive notice of any meeting of stockholders.

The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

The authorized and treasury stock of the Corporation may be issued at such time, upon such terms and conditions and for such consideration as the Board of Directors shall determine.  Stockholders, unless expressly having been granted such rights pursuant to separate agreement of the Corporation, shall not have pre-emptive rights to acquire unissued shares of stock of the Corporation.

B(A)-3

ARTICLE V
Duration

The existence of the Corporation is perpetual.

ARTICLE VI
Directors

The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, its by-laws and may be increased or decreased as therein provided; but the number thereof shall not be less than one.

In the case of any increase in the number of directors of the Corporation, the additional director or directors shall be elected by the Board of Directors.

In the case of any vacancy in the Board of Directors from death, resignation, disqualification or other cause, a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant, and until the election of his successor, shall be elected by a majority of the Board of Directors then in office, though less than a quorum.

The powers and authorities hereinbefore conferred upon the Board of Directors are in furtherance and not in limitation of those conferred by the laws of the State of Delaware.

ARTICLE VII
Related Party Agreements

No contract or other transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be either void or voidable solely because of such relationship or interest, or solely because such director or officer is present at or participates in the meeting of the Board of Directors or a committee thereof which authorizes such contract or transaction, or solely because such director’s or officer’s votes are counted for such purpose if (a) the material facts as to such director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or committee thereof, and the Board of Directors or committee thereof in good faith authorizes the contract or transaction by the affirmative votes of a majority of disinterested directors, even though the disinterested directors be less than a quorum; and (b) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors or a committee thereof.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or committee thereof which authorizes, approves, or ratifies such contact or transaction.

B(A)-4

Article VIII
Director Liability; Indemnification

To the fullest extent permitted by law, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX
Bylaws

The Board of Directors shall have power to adopt, amend and repeal the by-laws at any regular or special meeting of the Board of Directors, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

ARTICLE X
Business Combinations

The Corporation elects not to be governed by Section 203 of the DGCL.

ARTICLE XI
Stockholder Meetings; Books and Records

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII
Amendments

The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

B(A)-5

IN WITNESS WHEREOF, Petro River Oil Corp. has caused this Certificate to be signed by _______, its _____, this __ day of __, 2012.

/s/
Name:

B(A)-6

APPENDIX "B"
Schedule B

Form of Bylaws of Gravis Delaware

B(B)-1

BYLAWS
OF
PETRO RIVER OIL CORP.

ARTICLE I
OFFICES

Section 1.01. Registered Office. The registered office of Petro River Oil Corp. (the "Corporation") in the State of Delaware shall be at 1811 Silverside Road, County of New Castle, Wilmington, DE 19810 and the name of the registered agent at that address shall be Vcorp Services, LLC, or such other address as may be designated by the Board of Directors (hereafter called the "Board") from time to time.

Section 1.02. Principal Office. The principal office for the transaction of the business of the Corporation shall be at________________________________ or at such other address as may be designated by the Board from time to time. The Board is hereby granted full power and authority to change said principal office from one location to another.

Section 1.03. Other Offices. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II
STOCKHOLDER'S MEETINGS

Section 2.01. Annual Meetings. Annual meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings shall be held on a date and at a time designated by the Board.

Section 2.02. Special Meetings. Special meetings of the stockholders for any purpose or purposes may be called by the Chairman of the Board, the Board or a committee of the Board which has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in these Bylaws, include the power to call such meetings. Unless otherwise prescribed by statute, the Certificate of Incorporation or these Bylaws, special meetings may not be called by any other person or persons. No business may be transacted at any special meeting of stockholders other than such business as may be designated in the notice calling such meeting.

Section 2.03. Place of Meeting. The Board, the Chairman of the Board, or a committee of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders called by the Board, the Chairman of the Board, or a committee of the Board.

Section 2.04. Notice of Meeting. Unless otherwise provided by law, written notice stating the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, or by such other method permitted by law, to each stockholder of record entitled to vote at such meeting. If mailed, or transmitted by another method permitted by law, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, or transmitted, as the case may be, addressed to the stockholder at his address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if stockholders holding at least a majority of the voting interest of the shares of stock of the Corporation entitled to be voted thereat are present in person or represented by proxy (unless any stockholder is present at the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened), or if notice is waived by those not present in accordance with Section 8.02 of these Bylaws. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be canceled, by resolution of the Board upon public notice given prior to the date previously scheduled for such meeting of stockholders.

B(B)-2

Section 2.05. Quorum and Adjournment. Except in the case of any meeting for the election of directors summarily ordered as provided by law, the holders of record of thirty-three and one-third percent (33.33%) in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the shareholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all stockholders, any officer entitled to preside at, or to act as secretary of such meeting may adjourn such meeting from time to time. The Chairman of the meeting or a majority of the shares so represented may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place, of adjourned meetings need be given except as required by law. No business may be transacted at a meeting in the absence of a quorum other than the adjournment of such meeting, except that if a quorum is present at the commencement of a meeting, business may be transacted until the meeting is adjourned even though the withdrawal of stockholders results in less than a quorum.

Section 2.06. Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders.

(i)
Nominations of persons for election to the Board and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (A) pursuant to the Corporation's notice of meeting, (B) by or at the direction of the Board or (C) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(ii)
For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(i) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (A) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (2) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

B(B)-3

(iii)
Notwithstanding anything in the second sentence of paragraph (a)(ii) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (i) by or at the direction of the Board or (ii) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (a)(ii) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(c) General.

(i)
Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

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(ii)
For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(iii)
Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (A) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (B) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

Section 2.07. Voting.

(a) Each stockholder shall, at each meeting of the stockholders, be entitled to vote in person or by proxy each share or fractional share of the stock of the Corporation having voting rights on the matter in question and which shall have been held by him and registered in his name on the books of the Corporation:

(i)	on the date fixed pursuant to Section 5.07 of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or

(ii)
if no such record date shall have been so fixed, then (a) at the close of business on the day next preceding the day on which notice of the meeting shall be given or (b) if notice of the meeting shall be waived, at the close of business on the day next preceding the day on which the meeting shall be held.

(b) Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Nothing in this Section 2.07 shall be construed as limiting the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. Persons holding stock of the Corporation in a fiduciary capacity shall be entitled to vote such stock. Persons whose stock is pledging shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon. Stock having voting power standing of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or with respect to which two or more persons have the same fiduciary relationship, shall be voted in accordance with the provisions of the General Corporation Law of the State of Delaware.

(c) Any such voting rights may be exercised by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized and delivered to the secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three years from its date unless said proxy shall provide for a longer period. The attendance at any meeting of a stockholder who theretofore may have given a proxy shall not have the effect of revoking the same unless he shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At any meeting of the stockholders all matters, except as otherwise provided in the Certificate of Incorporation, in these Bylaws or by law, shall be decided by the vote of a majority of the shares present in person or by proxy and entitled to vote thereat and thereon, a quorum being present. The vote at any meeting of the stockholders on any questions shall be by ballot and each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and it shall state the number of shares voted. The chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

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Section 2.08. List of Stockholders. The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the duration thereof, and may be inspected by any stockholder who is present.

Section 2.09. Inspectors of Election. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to act at the meeting. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of such meeting shall appoint one or more inspectors to act at the meeting. Each inspector so appointed shall first sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each, determine the shares represented at a meeting and the validity of proxies and ballots, count all votes and ballots, determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. Reports of the inspectors shall be in writing and subscribed and delivered by them to the Secretary of the Corporation. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties as inspectors. The inspectors need not be stockholders of the Corporation, and any officer of the Corporation may be an inspector on any question other than a vote for or against a proposal in which he shall have a material interest.

Section 2.10. Stockholder Action by Written Consent. Whenever the vote of stockholders at a meeting thereof is required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the notice of the meeting, the meeting and the vote of stockholders may be dispensed with if a consent or consents in writing, setting forth the actions so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded; provided, however, that prompt notice must be given to all stockholders of record of the taking of corporate action by written consent of stockholders without a meeting. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Section 2.11. Record Date for Written Consent. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the board of directors.  Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the board of directors to fix a record date.  The board of directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the board of directors pursuant to the first sentence of this Section 2.11).  If no record date has been fixed by the board of directors pursuant to the first sentence of this Section 2.11 or otherwise within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or to any officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Delivery shall be by hand or by certified or registered mail, return receipt requested.  If no record date has been fixed by the board of directors and prior action by the board of directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the date on which the board of directors adopts the resolution taking such prior action.

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Section 2.12. Inspection of Written Consents.  In the event of the delivery, in the manner provided by Section 2.11, to the Corporation of the requisite written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations.  For the purpose of permitting the inspectors to perform such review, no action by written consent without a meeting shall be effective until such date as the independent inspectors certify to the Corporation that the consents delivered to the Corporation in accordance with Section 2.11 represent at least a minimum number of votes that would be necessary to take the corporate action.  Nothing contained in this Section 2.12 shall in any way be construed to suggest or imply that the board of directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution, or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Section 2.13. Form of Written Consents.  Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated written consent received in accordance with Section 2.11, a written consent or consents signed by a sufficient number of holders to take such action are delivered to the Corporation in the manner prescribed in Section 2.11. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III
BOARD OF DIRECTORS

Section 3.01. General Powers. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section 3.02. Number, Election and Terms. The number of the directors of the Board of the Corporation, which shall consist of not less than one nor more than ten members, shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies.  Directors, who shall be elected at the annual meeting of stockholders for a term of one (l) year, shall hold office until their successors are elected and qualify. Directors need not be stockholders. The Corporation may provide in any designation of a class of Preferred Stock or otherwise by amendment to the Corporation’s Certificate of Incorporation, for the designation of a director nominee required to be appointed by the Board to fill a vacancy.

During any period when the holders of any series of Preferred Stock have the right to nominate, designate, or have appointed or elected one or more directors, then upon commencement, and for the duration, of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to nominate, designate, or have appointed or elected, the additional directors so provided for or fixed pursuant to said provision, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever first occurs, subject to the director’s earlier death, disqualification, resignation or removal.  Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of a series of Preferred Stock having such right to nominate, designate or have appointed or elected additional directors are divested of such right pursuant to the provisions of such terms of the designation creating such right, the terms of office of all such additional directors or successors appointed or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

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Section 3.03. Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and each director to be elected by stockholders shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Section 3.04. Resignations. Any director of the Corporation may resign at any time by giving written notice to the Board or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.05. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office at any time, but only:

(i)
for cause and only by the affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

(ii)
by a vote of sixty-six and two-thirds percent (66 2/3%) of the other members of the Board in the case of a conviction of or plea of guilty or nolo contendere by such director to either (A) a felony, or (B) any crime involving fraud or embezzlement; or

(iii)
by a vote of sixty-six and two-thirds percent (66 2/3%) of the other members of the Board in the case of any adjudication in any civil suit, or written acknowledgment by the director in any agreement or stipulation of the Securities Exchange Commission of any theft, embezzlement, fraud or other intentional act of dishonesty involving the Corporation or any other person.

Section 3.06. Vacancies. Subject to applicable law and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, authorized directorship remaining unfilled and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board of Directors of the Corporation shall shorten the term of any incumbent director.

Section 3.07. Place of Meeting, Etc. The Board may hold any of its meetings at such place or places within or without the State of Delaware as the Board may from time to time by resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or a waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board (or any committee of the Board) by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting of the Board can hear each other, and such participation shall constitute presence in person at such meeting.

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Section 3.08. Regular Meetings. Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day not a legal holiday. Except as provided by law, notice of regular meetings need not be given.

Section 3.09. Special Meetings. Special meetings of the Board may be called by the Chairman of the Board of Directors or the Chief Executive Officer. Notice of any special meeting of directors shall be given to each director at his business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, electronic mail or electronic messaging system, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least twenty-four (24) hours before such meeting. If by facsimile transmission, electronic mail, or electronic messaging system, such notice shall be deemed adequately delivered when the notice is transmitted at least twelve (12) hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Such notice may be waived by any director and any meeting shall be a legal meeting without notice having been given if all the directors shall be present thereat or if those not present shall, either before or after the meeting, sign a written waiver of notice of, or a consent to, such meeting or shall after the meeting sign the approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or be made a part of the minutes of the meeting.

Section 3.10. Quorum and Manner of Acting. Except as otherwise provided in the Certificate of Incorporation or these Bylaws or by law, the presence of a majority of the total number of directors then in office shall be required to constitute a quorum for the transaction of business at any meeting of the Board. Except as otherwise provided in the Certificate of Incorporation or these Bylaws or by law, all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such.

Section 3.11. Action by Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

Section 3.12. Compensation. The directors shall receive only such compensation for their services as directors as may be allowed by resolution of the Board. The Board may also provide that the Corporation shall reimburse each such director for any expense incurred by him on account of his attendance at any meetings of the Board or Committees of the Board. Neither the payment of such compensation nor the reimbursement of such expenses shall be construed to preclude any director from serving the Corporation or its subsidiaries in any other capacity and receiving compensation therefor.

Section 3.13. Executive Committee. There may be an Executive Committee of two or more directors appointed by the Board, who may meet at stated times, or in notice to all by any of their own number, during the intervals between the meetings of the Board; they shall advise and aid the officers of the Corporation in all matters concerning its interest and the management of its business, and generally perform such duties and exercise such powers as may be directed or delegated by the Board from time to time. The Board of Directors may also designate, if it desires, other directors as alternate members who may replace any absent or disqualified member of the Executive Committee at any meeting thereof. To the full extent permitted by law, the Board may delegate to such committee authority to exercise all the powers of the Board while the Board is not in session. Vacancies in the membership of the committee shall be filled by the Board at a regular meeting or at a special meeting for that purpose. In the absence or disqualification of any member of the Executive Committee and any alternate member in his or her place, the member or members of the Executive Committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may, by unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. The Executive Committee shall keep written minutes of its meeting and report the same to the Board when required. The provisions of Sections 3.08, 3.09, 3.10, 3.11 and 3.12 of these Bylaws shall apply, mutatis mutandis, to any Executive Committee of the Board.

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Section 3.14. Other Committees. The Board may, by resolution passed by a majority of the whole Board, designate one or more other committees, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may also designate, if it desires, other directors as alternate members who may replace any absent or disqualified member of any such committee at any meeting thereof. To the full extent permitted by law, any such committee shall have and may exercise such powers and authority as the Board may designate in such resolution. Vacancies in the membership of a committee shall be filled by the Board at a regular meeting or a special meeting for that purpose. Any such committee shall keep written minutes of its meeting and report the same to the Board when required. In the absence or disqualification of any member of any such committee and any alternate member or members of any such committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may, by unanimous vote, appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member. The provisions of Section 3.08, 3.09, 3.10 and 3.11 of these Bylaws shall apply, mutatis mutandis, to any such committee of the Board.

ARTICLE IV
OFFICERS

Section 4.01. Number. The officers of the Corporation shall be a Chief Executive Officer, a President (who may be the Chief Executive Officer), a Chief Financial Officer, one or more Vice Presidents, a Secretary and a Treasurer. The Board may also elect one or more Assistant Secretaries and Assistant Treasurers. A person may hold more than one office providing the duties thereof can be consistently performed by the same person. If the Corporation has a General Counsel or Chief Legal Officer then, whether or not official action of the Board or the Corporation is taken to appoint such person a Vice President, such person shall be deemed to be a Vice President of the Corporation.

Section 4.02. Other Officers. The Board may appoint such other officers as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4.03. Election. Each of the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 4.02 or Section 4.05, shall be chosen annually by the Board and shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 4.04. Salaries. The salaries of all executive officers of the Corporation shall be fixed by the Board or by such committee of the Board as may be designated from time to time by a resolution adopted by a majority of the Board.

Section 4.05. Removal; Vacancies. Subject to the express provisions of a contract authorized by the Board, any officer may be removed, either with or without cause, at any time by the Board or by any officer upon whom such power of removal may be conferred by the Board. Any vacancy occurring in any office of the Corporation shall be filled by the Board.

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Section 4.06. Chairman of the Board. The Chairman of the Board shall be director appointed by the Board to serve as the Chairman. The Chairman of the Board shall play an active role in helping to build and lead the Corporation, working closely with the entire Board and the Chief Executive Officer to set the Corporation's strategy, and shall be the co-spokesman for the Corporation along with the Chief Executive Officer. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall have such other powers and duties as may be prescribed by the Board or by applicable law.

Section 4.07. Chief Executive Officer. The Chief Executive Officer shall be an officer of the Corporation and shall have general supervision and direction over the business and affairs of the Corporation, subject to the control of the Board and the provisions of Section 4.06, and shall report directly to the Board. The Chief Executive Officer shall see that all orders and resolutions of the Board are carried into effect; shall, if present and in the absence of the Chairman of the Board, preside at meetings of the stockholders and of the Board; and in general shall exercise all powers and perform all duties as may from time to time be assigned to the Chief Executive Officer by the Board or as may be prescribed in these Bylaws. The Chief Executive Officer shall report directly to the Board.

Section 4.08. President. The President shall be an officer of the Corporation and, in the absence of a separate Chief Executive Officer, shall have general supervision and direction over the business and affairs of the Corporation, subject to the control of the Board and the provisions of Section 4.06, and shall report directly to the Board. In the absence of a designation of a Chief Executive Officer by the Board of Directors, the President shall be the Chief Executive Officer. If the President is not the Chief Executive Officer of the Corporation, then the President shall be the Chief Operating Officer of the Corporation, and shall have general supervision and direction over the business and affairs of the Corporation, subject to the control and direction of the Chief Executive Officer. The President in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Chief Executive Officer or as the Board from time to time. The President shall report directly to the Chief Executive Officer, if separately designated, and otherwise, shall report directly to the Board.

Section 4.09. Chief Financial Officer. The Chief Financial Officer shall be an officer of the Corporation and shall perform all the powers and duties of the office of the chief financial officer and in general have overall supervision of the financial operations of the Corporation. The Chief Financial Officer shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he may agree with the Chief Executive Officer or as the Board may from time to time determine. The Chief Financial Officer shall report directly to the Chief Executive Officer or, in the absence of a Chief Executive Officer, to the Board.

Section 4.10. The Vice Presidents. The Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated, or in the absence of any designation, then in the order of their election) shall be an officer of the Corporation and shall perform the duties prescribed by the Chief Executive Officer or, in the absence of a Chief Executive Officer, by the Board under whose supervision he shall act.

Section 4.11. The Secretary and Assistant Secretary. The Secretary shall be an officer of the Corporation and shall attend all meetings of the Board and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board in a book to be kept for that purpose and shall perform like duties for the standing and special committees of the Board when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board or Chief Executive Officer, under whose supervision he shall act. He shall have custody of the corporate seal of the Corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

The assistant secretary shall be an officer of the Corporation The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of his inability or his refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

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Section 4.12. The Treasurer and Assistant Treasurer.  The Treasurer under whose supervision he shall act and, if not separately appointed by the Board, the Chief Financial Officer of the Corporation shall be deemed to be the Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board. Unless otherwise provided by the Board, the Treasurer shall report directly to the Chief Executive Officer or, in the absence of a Chief Executive Officer, to the Board, under whose supervision he shall act.

He shall disburse the funds of the Corporation as may be ordered by the Board, making proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board, at its regular meetings, or when the Board so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation.

If required by the Board, he shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

The assistant treasurer shall be an officer of the Corporation.  The assistant treasurer, or if there be more than one, the assistant treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

ARTICLE V
SHARES AND THEIR TRANSFER

Section 5.01. Certificates for Stock. Every owner of stock of the Corporation shall be entitled to have a certificate or certificates, to be in such form as the Board shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by him. The certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chairman, Chief Executive Officer or President or a Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer.

Section 5.02. Signatures. Any of or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue.

Section 5.03. Records; Transfer Agent. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates, the number and class of shares represented by such certificates, respectively, and the respective dates thereof, and in case of cancellation, the respective dates of cancellation. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.

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Section 5.04. Transfers of Stock. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made only on the books of the Corporation, and in the case of certificated shares of stock, only by the person named in the certificate or by such person’s attorney lawfully constituted in writing and upon the surrender of the certificate therefor, properly endorsed for transfer and payment of all necessary transfer taxes; or, in the case of uncertificated shares of stock, upon receipt of proper transfer instructions from the registered holder of the shares or by such person’s attorney lawfully constituted in writing, and upon payment of all necessary transfer taxes and compliance with appropriate procedures for transferring shares in uncertificated form; provided, however, that such surrender and endorsement, compliance or payment of taxes shall not be required in any case in which the officers of the Corporation shall determine to waive such requirement. With respect to certificated shares of stock, every certificate exchanged, returned or surrendered to the Corporation shall be marked “Cancelled,” with the date of cancellation, by the Secretary or Assistant Secretary of the Corporation or the transfer agent thereof. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5.05. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation.

Section 5.06. Lost, Stolen, Destroyed, and Mutilated Certificates. In any case of loss, theft, destruction or mutilation of any certificate of stock, another may be issued in its place upon proof of such loss, theft, destruction or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sum as the Board may direct; provided, however, that a new certificate may be issued without requiring any bond when, in the judgment of the Board, it is proper so to do.

Section 5.07. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action except for consenting to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date the resolution fixing the record date is adopted and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for such other action as herein before described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or any other lawful action except for consenting to corporate action in writing without a meeting, the record date shall be the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

Section 5.08. Consideration for Stock. The Board of Directors may authorize stock to be issued for consideration consisting of any tangible or intangible property or benefit to the Corporation including, without limitation, cash, services performed or other securities of the Corporation. When the Corporation receives the consideration for which the Board of Directors authorized the issuance of stock, such stock shall be fully paid and non-assessable (if non-assessable stock) and the stockholders shall not be liable to the Corporation or to its creditors in respect thereof.

ARTICLE VI
DIVIDENDS AND FINANCES

Section 6.01. Dividends.  Dividends may be declared by the directors and paid out of any funds legally available therefor under the laws of Delaware, as may be deemed advisable from time to time by the Board of Directors of the Corporation. Before declaring any dividends, the Board of Directors may set aside out of net profits or earned or other surplus such sums as the Board may think proper as a reserve fund to meet contingencies or for other purposes deemed proper and to the best interests of the Corporation.

B(B)-13

Section 6.02. Monies.  The monies, securities, and other valuable effects of the Corporation shall be deposited in the name of the Corporation in such banks or trust companies as the Board of Directors shall designate and shall be drawn out or removed only as may be authorized by the Board of Directors from time to time.

ARTICLE VII
INDEMNIFICATION

Section 7.01. Indemnification of Officers, Directors, Employees and Agents; Insurance.

(a) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, trustee, agent or fiduciary of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, trustee, agent, fiduciary, or in any other capacity, while serving as a director, officer, employee, agent, trustee or fiduciary of another corporation shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitees in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, trustee, agent, fiduciary or in any other capacity, and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that except as provided in paragraph (c) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or is subsequently ratified by the Board of Directors of the Corporation. The Corporation shall not be liable to indemnify the indemnitee with regard to any award in any proceeding if the Corporation was not given a reasonable and timely opportunity, at its expense, to meaningfully participate in the defense of such proceeding.

(b) Right to Advancement of Expenses. The right to indemnification conferred in paragraph (a) of this Section 7.01 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.01 or otherwise.

(c) Written Request. To obtain indemnification under this Bylaw, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this paragraph (c), a determination, if required by applicable law, with respect to the claimant's entitlement thereto shall be made as follows: (1) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (2) if no request is made by the claimant for a determination by Independent Counsel, (i) by the Board by a majority vote of a quorum consisting of Disinterested Directors (as hereinafter defined), or (ii) if a quorum of the Board consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, or (iii) if a quorum of Disinterested Directors so directs, by the stockholders of the Corporation. In the event the determination of entitlement to indemnification is to be made by Independent Counsel at the request of the claimant, the Independent Counsel shall be selected by the Board unless there shall have occurred within two years prior to the date of the commencement of the action, suit or proceeding for which indemnification is claimed a "Change of Control" as defined in the Senior Executive Severance Policy, in which case the Independent Counsel shall be selected by the claimant unless the claimant shall request that such selection be made by the Board. If is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within 10 days after such determination.

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(d) Right of Indemnitee to Bring Suit. The rights to indemnification and to the advancement of expenses conferred in paragraphs (a) and (b) of this Section 7.01 shall be a contract between the Corporation and each director or officer of the Corporation who serves or served in such capacity at any time while this Article VII is in effect. Any repeal or modification of this Article VII or any repeal or modification of relevant provisions of the Delaware General Corporation Law or any other applicable laws shall not in any way diminish any rights to indemnification of such director or officer or the obligations of the Corporation hereunder. If a claim under paragraph (a) or (b) of this Section 7.01 is not paid in full by the Corporation within thirty (30) days after a written claim pursuant to paragraph (c) has been received by the Corporation, or in the case of a claim for advancement of expenses, in which case the applicable period shall also be thirty (30) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 7.01 or otherwise shall be on the Corporation.

(e) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section 7.01 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's certificate of incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

(f) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law, provided that such insurance is available on acceptable terms, which determination shall be made by the Board of Directors or by a committee thereof.

B(B)-15

(g) Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent and in accordance with the terms authorized from time to time by the board of directors, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Section 7.01 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(h) For purposes of this Section 7.01, references to "the Corporation" shall include, in addition to the Corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 7.01 with respect to the Corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this Section 7.01, references to "serving at the request of the Corporation" shall include any service as director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 7.01.

(j) Notwithstanding anything else in this Article VII, in the event that the express provisions of the Delaware General Corporation Law relating to indemnification of, or advancement of expenses by the Corporation to, persons eligible for indemnification or advancement of expenses under this Article VII are amended to permit broader indemnification or advancement of expenses, then the Corporation will provide such indemnification and advancement of expenses to the maximum extent permitted by the Delaware General Corporation Law.

(k) If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee of the Corporation as to costs, charges and expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the full extent permitted by applicable law.

(l) If a determination shall have been made pursuant to paragraph (c) of this Bylaw that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to paragraph (d) of this Bylaw.

(m) The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to paragraph (d) of this Bylaw that the procedures and presumptions are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Bylaw.

(n) For purposes of this Bylaw:

(i)	"Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant; and

(ii)
"Independent Counsel" means a law firm, a member of a law firm, or and independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Bylaw.

B(B)-16

ARTICLE VIII
MISCELLANEOUS

Section 8.01. Seal. The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words and figures showing that the Corporation was incorporated in the State of Delaware and the year of incorporation.

Section 8.02. Waiver of Notices. Whenever notice is required to be given by these Bylaws or the Certificate of Incorporation or by law, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein, and such waiver shall be deemed equivalent to notice.

Section 8.03. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

Section 8.04. Amendments. These Bylaws may be altered, amended or repealed at any meeting of the Board or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board, in a notice given not less than two days prior to the meeting; provided, however, that, in the case of amendments by stockholders, notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, the Certificate of Incorporation of these Bylaws, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66.66%) of the total voting power of all the then outstanding shares of Voting Stock of the Corporation, voting together as a single class, shall be required to alter, amend or repeal this Section 8.04 or any provision of Sections 2.06, 2.10, 3.02, 3.05 and 3.06 of these Bylaws.

Section 8.05. Voting Stock. Any person so authorized by the Board, and in the absence of such authorization, the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or any Vice President, shall have full power and authority on behalf of the Corporation to attend and to act and vote at any meeting of the stockholders of any corporation in which the Corporation may hold stock and at any such meeting shall possess and may exercise any and all rights and powers which are incident to the ownership of such stock and which as the owner thereof the Corporation might have possessed and exercised if present. The Board by resolution from time to time may confer like powers upon any other person or persons.

Section 8.06. Conflicts of Interest. No contract or other transaction of the Corporation with any other persons, firms or corporations, or in which the Corporation is interested, shall be affected or invalidated by the fact that any one or more of the directors or officers of the Corporation is interested in or is a director or officer of such other firm or corporation; or by the fact that any director or officer of the Corporation, individually or jointly with others, may be a party to or may be interested in any such contract or transaction.

In witness whereof the undersigned, as Secretary of Petro River Oil Corp., certifies that the foregoing Bylaws of the Corporation were duly adopted by its Board of Directors on and effective as of _______, 2012.

_____________________________

B(B)-17

APPENDIX "C"

Comparative Rights of Shareholders

After the Continuance, the shareholders of the former Alberta corporation will become the holders of shares in the capital of a Delaware Corporation organized under the Delaware General Corporation Law (DGCL).  Differences between the DGCL and the Business Corporations Act (Alberta) (the АВСА), will result in various changes in the rights of shareholders of the Corporation.  The following is a summary description of the more significant differences.  This summary description is qualified by reference to the DGCL and the АВСА.

Subject Matter	Delaware	Alberta
Qualification of Directors
The board of directors of a corporation shall consist of 1 or more members, each of whom shall be a natural person.  The number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate.  Directors need not be stockholders unless so required by the certificate of incorporation or the bylaws.  The certificate of incorporation or bylaws may prescribe other qualifications for directors.

А director must be a natural person who is at least 18 years of age.  Directors must not have the status of bankrupt, and must not have been found to be of unsound mind by a court in Canada or elsewhere.  At least one-quarter (1/4) of the corporation's directors must be resident in Canada.  All ABCA corporations must have at least one director, and "distributing corporations" must have at least three directors, at least two of which must not be officers or employees of the corporation or its affiliates.  Gravis is a "distributing corporation" because it has filed a prospectus in Alberta.

Amendments to the Articles
A corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment.
In order to amend the articles of incorporation of a company, the board of directors must adopt a resolution setting forth the proposed amendment and call a special meeting of the shareholders to vote on the amendment or direct that the proposed amendment be considered at the next annual meeting of the shareholders entitled to vote on the amendment.  The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby.  At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment.  If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class votes in favour of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with the DGCL shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of the DGCL.
The right of holders of a class of shares that would be affected in such а manner to vote separately as a class will apply whether or not that class of shares is otherwise entitled to vote, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

In order to amend its articles, the shareholders of an ABCA corporation must pass a special resolution approving the amendment.  A special resolution must be approved by not less than two-thirds of the votes cast on the resolution or signed by all of the shareholders entitled to vote that resolution.  The holders of a class or series of shares are entitled to vote separately as a class on any proposed amendment that would increase or decrease any maximum number of authorized shares of that class; increase any maximum number of authorized shares of a class having rights or privileges equal or superior to those of such class or series; effect an exchange, reclassification or cancellation of all or part of the shares of that class; add, change or remove the rights, privileges, restrictions or conditions attached to the shares of that class; increased the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of that class; create a new class of shares having rights or privileges equal or superior to the shares of that class; make the rights or privileges of any class of shares having rights or privileges inferior to the shares of that class equal or superior to the shares of that class; effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of that class; or constrain the issue or transfer of the shares of that class, or extend or remove any such constraint.  The right of holders of a class of shares that would be affected in such а manner to vote separately as a class will apply whether or not that class of shares is otherwise entitled to vote.  If authorized by the shareholders in the special resolution amending the articles, the directors may revoke the resolution before it is acted on without further approval of the shareholders.  If the directors do not revoke the resolution, the articles of amendment must be filed with the Corporate Registrar under the ABCA, and the Corporate Registrar will then issue a certificate of amendment.

Subject Matter	Delaware	Alberta
Election and Removal of Directors
Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws.  Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.
All elections of directors shall be by written ballot unless otherwise provided in the certificate of incorporation.
Each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal.  Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation.  A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events.  A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable.
Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except: where the certificate of incorporation otherwise provides; or in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Shareholders of a corporation shall, by ordinary resolution at each annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting.  The shareholders of a corporation may be ordinary resolution at a special meeting remove any director or directors from office and may fill such vacancy at the meeting in which the director was removed.  If not so filled, a quorum of directors may fill a vacancy among the directors.

Subject Matter	Delaware	Alberta
Transactions with Officers and Directors
No contract or transaction between a corporation and 1 or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which 1 or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the contract or transaction, or solely because any such director's or officer's votes are counted for such purpose, if: (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the board of directors or the committee, and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

Under the ABCA, a material contract or transaction between a corporation and one or more of its directors or officers, or between the corporation and another entity in which a director or officer of the corporation is a director or officer or has a material interest in, is not void or voidable if the director or officer has disclosed the nature and extent of his interest and the contract or transaction was approved by the directors.  Even if such disclosure is not made, a director or officer, acting honestly and in good faith, will not be accountable to the corporation or to its shareholders for any profit realized in such a contract or transaction, and the contract or transaction will not be void or voidable only by reason of such interest, if the contract or transaction is approved by a special resolution at a meeting of shareholders, disclosure of the interest sufficient to indicate its nature was made before shareholder approval, and the contract or transaction was reasonable and fair to the corporation at the time it was approved.

Limitation on Liability of Directors; Indemnification of Officers and Directors
The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses (including attorneys' fees) and, except in actions imitated by or in the right of the corporation, against all judgments, fines, and amounts paid in settlement of actions brought against them, provided that they: (i) acted in good faith and in a manner which he or she reasonable believed to be in, or not opposed to, the best interests of the corporation; and (ii) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The ABCA provides that a corporation may indemnify a director or officer or a former director or officer of the Corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which such person was a party by reason of being or having been a director or officer, if the person: (i) acted honestly and in good faith with a view to the best interests of the corporation; and (ii) in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director's or officer's conduct was lawful.

Subject Matter	Delaware	Alberta
Inspection of Books, Records and Shareholders List
Any stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose for such request, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from: (i) the corporation's stock ledger, a list of its stockholders, and its other books and records; and (ii) subject to some limitation, a subsidiary's books and records, to the extent that: the corporation has actual possession and control of such records of such subsidiary; or that the corporation could obtain such records through the exercise of control over such subsidiary.
In every instance where the stockholder is other than a record holder of stock in a stock corporation, or a member of a nonstock corporation, the demand under oath shall state the person's status as a stockholder, be accompanied by documentary evidence of beneficial ownership of the stock, and state that such documentary evidence is a true and correct copy of what it purports to be.  A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder.  In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder.  The demand under oath shall be directed to the corporation at its registered office in the State of Delaware or at its principal place of business.

Shareholders of a corporation may, during the usual business hours of the corporation, examine the records of the corporation free of charge, and are entitled on request and without charge to one copy of the articles, bylaws and any unanimous shareholder agreement.
Creditors of a corporation may, on payment of a reasonable fee, examine the records of a corporation (other than any unanimous shareholder agreement) and make copies of those records.
Any person may examine the records of the corporation during the usual business hours of the corporation on payment of a reasonable fee and may make copies of those records.
Any person, on payment of a reasonable fee and provision of a statutory declaration may on application require the corporation to furnish within 10 days from the receipt of a statutory declaration of the applicant a list of the names and addresses of each shareholder of the corporation and the number of shares held by each.  The statutory declaration  must confirm that the list will only be used in connection with an effort to influence voting of the shareholders, an offer to acquire securities of the corporation or any other matter relating to the affairs of the corporation.

Dividends
The directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends upon the shares of its capital stock either: (i) out of its surplus; or (ii) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.
If the capital of the corporation, shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.

А corporation is prohibited from declaring or paying a dividend if there are reasonable grounds for believing that the corporation, is or would after the payment be, unable to pay its liabilities as they become due, or the realizable value of the corporation's assets would be less than the aggregate of its liabilities and stated capital of all classes.

Subject Matter	Delaware	Alberta
Shareholder Voting Requirements
Unless otherwise provided in the certificate of incorporation and subject to § 213 of the DGCL, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.  If the certificate of incorporation provides for more or less than 1 vote for any share, on any matter, every reference to a majority or other proportion of stock, voting stock or shares shall refer to such majority or other proportion of the votes of such stock, voting stock or shares.
Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.
The certificate of incorporation or bylaws of any corporation shall determine a quorum for, and the votes that shall be necessary for, the transaction of any business at a meeting of stockholders, but in no event shall a quorum consist of less than 1/3 of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than 1/3 of the shares of such class or series or classes or series.  In the absence of such specification in the certificate of incorporation or bylaws of the corporation: (i) a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders; (ii) in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; (iii) directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; and (iv) where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

Unless the bylaws otherwise provide, a quorum of shareholders is present for a meeting if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy.  Except where the ABCA requires approval by a special resolution, being approval by at least a two-thirds majority of the shares present in person or represented by proxy and entitled to vote on the resolution, a simple majority or the shares present in person or represented by proxy and entitled to vote on a resolution is required to approve any resolution properly brought before the shareholders.  Where the articles of a corporation provide for cumulative voting, shareholders voting at an election of directors have the right to a number of votes equal to the votes attached to the shares held by such shareholder multiplied by the number of directors to be elected and the shareholder may cast all those votes in favour of one candidate for director or may distribute the votes among the candidates in any manner.  The holders of a class or series of shares are entitled to vote separately on proposals to amend the articles of a corporation where such amendment affects the rights of such class or series in a manner different than other shares of the corporation.  А vote to approve any such amendment is passed when approved by at least a two-thirds majority of the voting power of each class or series represented in person or by proxy at a meeting called to approve such amendment.

Voting Rights with respect to extraordinary corporate transactions
Under the DGCL, the affirmative vote of a majority of the outstanding stock of the corporation entitled to vote is required for mergers, consolidations, dissolutions, or sales or all or substantially all of the assets of the corporation, provided that, unless the corporation's certificate of incorporation requires otherwise, no vote is required where either: (i) the corporation's certificate is not amended, the share f stock of the corporation become equivalent shares of the surviving corporation issued in the merger does not exceed 20% of the previously outstanding stock; or (ii) the merger is with another corporation that is a 90% or greater owned subsidiary and the corporation is the surviving corporation (provided certain other requirements are met).

Approvals of amalgamations (except amalgamations between a corporation and wholly-owned subsidiaries), consolidations, and sales, leases or exchanges of all or substantially all the property of a corporation, other than in the ordinary course of business of the corporation requires approval by the shareholders by at least a two-thirds majority vote at а duly called meeting of shareholders.

Subject Matter	Delaware	Alberta
Shareholders' consent without а meeting
Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.
Any action required or permitted to be taken at а meeting of the shareholders may be taken by a written resolution signed by all the shareholders entitled to vote on such resolution.
Anti-Takeover Provisions and Interested Stockholder Transactions
The DGCL contains a provision, Section 203, that limits "business combinations" between Delaware corporations and "interested stockholders", however it is not applicable to corporations, such as Gravis, that do not have a class of securities that is: (i) listed on a national securities exchange; or (ii) held of record by more than 2,000 stockholders.
Section 203 prevents and "interested stockholder", generally defined as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in "business combinations" with the corporation for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

There is no provision under the ABCA similar to that of Delaware.
The policies of the Canadian securities regulatory authorities contain certain requirements relating to takeover bids, mergers and interested shareholder transactions.  In particular, Multilateral Instrument 61-101 imposes certain requirements on, among other things "business combinations", "going private transactions" and "related party transaction".  Multilateral Instrument 61-101 requires more detailed disclosure in the proxy materials sent to security holders in connection with a transaction to which they relate, including, subject to certain expectations, the inclusion of a formal valuation of the subject matter of the transaction and any non-cash consideration offered therefore.  Multilateral Instrument 61-101 also requires, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction by a simple majority.

Subject Matter	Delaware	Alberta
Appraisal Rights; Dissenters' Rights
Under the DGCL, stockholders may dissent, in certain listed circumstances, from a merger or consolidation by demanding payment equal to the fair value of their shares.  These rights of dissent and appraisal only apply in the event of certain merger or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock unless the certificate of incorporation otherwise provides.
Under the DGCL, unless otherwise provided in the certificate of incorporation, no dissent or appraisal rights are available in a merger with respect to shares that are listed on a national securities exchange or are held of record by more than 2,000 stockholders, unless the merger or consolidation converts the shares into something other than: (i) stock of the surviving corporation; (ii) stock of another corporation that is either listed on a national securities exchange or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares; or any combination of the above.

The holders of shares of any class of a corporation have the right to dissent when a company amends its articles to change any provisions restricting or constraining the issue or transfer of shares of that class.  Shareholders also have dissenters' rights when a company proposes to: amend its articles to add, change or remove any restrictions on the business or businesses that the corporation may carry on; amalgamate (other than a vertical short-form amalgamation with a wholly-owned subsidiary); continue to another jurisdiction; or sell, lease or exchange all or substantially all of its property.  A shareholder who properly exercises his or her rights of dissent is entitled to be paid the fair market value of his or her shares in respect of which he or she dissents, determined as of close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

Oppression Remedy
The DGCL does not contain an oppression remedy or similar statutory remedy; however, stockholders may have the ability to sue directors, officers and controlling stockholders for breach of their fiduciary duties in such circumstances.

The ABCA provides that an oppression remedy that allows a complainant who is a present or former shareholder, a present or former director or officer of the corporation or its affiliates, or any other person who in the discretion of the court is a proper person to make the application, to apply to court for relief where:
▪ any act or omission of the corporation or any of its affiliates effects a result;
▪ the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; and
▪ the powers of the directors of the corporation or any of its affiliates are or have been exercise in a manner, that is oppressive or unfairly prejudicial to or the unfairly disregards the interests of a shareholder, creditor, director or officer.  The court may make any interim or final orders it thinks fit to rectify the matters complained of in the application.

Subject Matter	Delaware	Alberta
Derivative Action
Under the DGCL, a stockholder may bring a derivative action in Delaware on behalf of , and for the benefit of, the corporation, provided that: (i) the stockholder must state in his complaint that he was a stockholder of the corporation at the time of the transaction that is the subject of the complaint or that such stockholder's stock thereafter developed upon such stockholder by operation of law; and (ii) the stockholder must first make demand on the corporation that it bring an action and the demand must be refused, unless it is shown that the demand would have been futile..

A complainant may bring an action in the name of and on behalf of the corporation or any of its affiliate, or intervene in an existing action to which the corporation is a party, if the complainant has given reasonable notice to the directors of the corporation and the complainant satisfies the court that: (i) the directors of the corporation will not bring, diligently prosecute or defence or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interest of the corporation that the action be brought, prosecuted, defended or discontinued.

Authorized Capital
Under the DGCL, shares are referred to as "stock" and are issued for a par value.   The Certificate of Incorporation of Gravis Delaware, will allow Gravis Delaware to issue up to 2,255,000,000 shares of capital stock, of which 2,250,000,000 is common stock and 5,000,000 of which is preferred stock that can be issued without stockholder approval.

Alberta Corporations issue "shares" with no par value. The articles of incorporation presently provide that Gravis Alberta has authorized capital of an unlimited number of Common Shares, without par value and 100,000,000 preferred shares, without par value.

APPENDIX "D"
Section 191 of the Business Corporations Act (Alberta)

Shareholder's right to dissent

191(1)	Subject to sections 192 and 242, а holder of shares of any class of а corporation may dissent if the corporation resolves to

(а)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(с)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(е)	sell, lease or exchange all or substantially all its property under section 190.

(2)
А holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(а), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)
In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)
А dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	А dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)
if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)	An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)
by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)
If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)
А dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	А dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)
joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(с)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(е)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(с)	fixing the time within which the corporation must pay that amount to a shareholder, and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(а)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)
the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(с)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(а) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder's dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)
The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)
Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	А corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

RSA 2000 сВ-9 s191;2005 с40 s7; 2009 c53 s30

APPENDIX "E"
2012 Plan

PETRO RIVER OIL CORP.
2012 Equity Compensation Plan

1.    Purposes.

(a)   Eligible Stock Award Recipients.  The persons eligible to receive Stock Awards are the Employees, Directors and Consultants of the Company and its Affiliates.

(b)   Available Stock Awards.  The purpose of the Plan is to provide a means by which eligible recipients of Stock Awards may be given an opportunity to benefit from increases in value of the Common Stock through the granting of the following Stock Awards: (i) Stock Options, (iii) Common Stock, (iv) Restricted Stock, and (v) Restricted Stock Units.

(c)   General Purpose.  The Company, by means of the Plan, seeks to retain the services of the group of persons eligible to receive Stock Awards, to secure and retain the services of new members of this group and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2.    Definitions.

(a)   “Affiliate” means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b)   “Board” means the Board of Directors of the Company.

(c)           “Cause” for termination of Continuous Service means there exists (i) a reasonable and good faith finding by the Company as determined by it in its sole discretion, of a material and repeated failure of the Participant to provide his or her full business time and attention to his reasonably assigned duties for the Company (including, without limitation, unexcused failure to report for work) for reasons other than the Participant’s death or disability, or the Participant's gross negligence or willful misconduct; which failure or deficiency remains uncured (if curable) for a period of thirty (30) days following written notice by the Company to the Participant which specifies the reasons for the potential cause determination; (ii) the material breach by the Participant of any of the provisions of his or her  employment agreement (if the Participant has an employment agreement with the Company) for reasons other than the Participant’s death or disability, which breach remains uncured (if curable) for a period of thirty (30) days following written notice by the Company to the Participant which specifies the reasons for the potential cause determination; (iii) the conviction of the Participant of, or the entry of a pleading of guilty or nolo contendere by the Participant to, any felony; (iv) the Participant having committed any theft, embezzlement, fraud or other intentional act of dishonesty involving the business of the Company; or (v) any adjudication in any civil suit, or written acknowledgment by the Participant in any agreement or stipulation of the commission of any theft, embezzlement, fraud or other intentional act of dishonesty involving any other person.

(d)           “Change of Control” an event or series of events resulting in the current holders of more than 50% of the Common Stock of the Company (inclusive of their affiliates) thereafter holding less than 50% of the Common Stock of the Company.

(e)    “Code” means the Internal Revenue Code of 1986, as amended.  Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

(f)   “Committee” means a committee of one or more members of the Board appointed by the Board in accordance with subsection 3(c).

(g)   “Common Stock” means the common stock of the Company.

(h)   “Company” means Petro River Oil Corp, a Delaware corporation.

(i)   “Consultant” means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or(ii) who is a member of the Board of Directors of an Affiliate.  However, the term “Consultant” shall not include either Directors who are not compensated by the Company for their services as Directors or Directors who are merely paid a director’s fee by the Company for their services as Directors.

(j)   “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated.  The Participant’s Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s Continuous Service.  For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or a Director will not constitute an interruption of Continuous Service.  The Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

(k)   “Covered Employee” means the chief executive officer and the four (4) other highest compensated officers of the Company for whom total compensation is required to be reported to stockholders under the Exchange Act, as determined for purposes of Section 162(m) of the Code.

(l)   “Director” means a member of the Board of Directors of the Company.

(m)   “Disability” means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(n)   “Employee” means any person employed by the Company or an Affiliate.  Mere service as a Director or payment of a director’s fee by the Company or an Affiliate shall not be sufficient to constitute “employment” by the Company or an Affiliate.

(o)   “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p)   “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or traded on a NASDAQ Market or quoted on the Over the Counter Bulletin Board, the Fair Market Value of a share of Common Stock shall be the closing sales price (last trade) for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

 (ii)   In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

(q)           “Good Reason” means, without the written consent of the Participant, (i) a material reduction by the Company in the Participant's duties or position, (ii) a reduction of the Participant's compensation or benefits as set forth in the Company’s benefits policies as of the date hereof or in Participant’s employment agreement, (iii) the relocation of the Participant’s principal place of employment by more than 50 miles, or (iv) any material breach by the Company of the Participant’s employment agreement, if any.  Prior to a termination of Continuous Service with good reason, the Company shall have thirty (30) days to cure the deficiency or deficiencies related to the potential good reason determination.

(r)    Not used.

(s)   “Non-Employee Director” means a Director who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(t)   “Non-statutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.

(u)   “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(v)   “Option” means a  Stock Option granted pursuant to the Plan.

(w)   “Option Agreement” means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant.  Each Option Agreement shall be subject to the terms and conditions of the Plan.

(x)   “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(y)   “Outside Director” means a Director who either (i) is not a current employee of the Company or an “affiliated corporation” (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an “affiliated corporation” receiving compensation for prior services (other than benefits under a tax-qualified pension plan), was not an officer of the Company or an “affiliated corporation” at any time and is not currently receiving direct or indirect remuneration from the Company or an “affiliated corporation” for services in any capacity other than as a Director or (ii) is otherwise considered an “outside director” for purposes of Section 162(m) of the Code.

 (z)   “Participant” means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(aa)   “Plan” means this Petro River Oil Corp. 2012 Equity Compensation Plan.

(bb)   “Restricted Stock” means shares of Common Stock issued pursuant to a Restricted Stock award under Section 7(b) of the Plan.

(cc)   “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one share of Common Stock, granted pursuant to Section 7(c).  Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(dd)   “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(ee)   “Securities Act” means the Securities Act of 1933, as amended.

(ff)   “Stock Award” means any equity grant under the Plan, including any grant of an Option, a Restricted Stock Unit, Common Stock, or Restricted Stock.

(gg)   “Stock Award Agreement” means a written agreement between the Company and a holder of a Stock Award evidencing the terms and conditions of an individual Stock Award grant.  Each Stock Award Agreement shall be subject to the terms and conditions of the Plan.  In the case of a Stock Award consisting of Restricted Stock, it shall mean a written agreement between the Company and a Participant evidencing the terms and restrictions applying to an individual grant of Restricted Stock, and in the case of a Stock Award consisting of Restricted Stock Units, it shall mean a written agreement between the Company and a Participant evidencing the terms and restrictions applying to an individual grant of Restricted Stock Units.

(hh)   “Stock Award Transfer Program” means any program instituted by the Board which would permit Participants the opportunity to transfer any outstanding Stock Awards to a financial institution or other person or entity approved by the Board.

(ii)   “Ten Percent Stockholder” means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of its Affiliates.

3.    Administration.

(a)   Administration by Board.  The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b)   Powers of Board.  The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)    To determine the Fair Market Value;

(ii)      To select the persons to whom Stock Awards may be granted hereunder;

(iii)   To determine the number of shares of Common Stock to be covered by each Stock Award granted hereunder;

(iv)    To approve forms of Stock Award Agreements for use under the Plan;

(v)     To determine the terms and conditions, not inconsistent with the terms of the Plan, of any Stock Award granted hereunder.  Such terms and conditions include, but are not limited to, the exercise price, the time or times when Stock Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Stock Award or the shares of Common Stock relating thereto, based in each case on such factors as the Board will determine;

(vi)   To determine the terms and conditions of any, and to institute any, Stock Award Transfer Program in accordance with Section 10(b);

(vii)   To construe and interpret the terms of the Plan and Stock Awards granted pursuant to the Plan;

(viii)   To prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(ix)   To modify or amend each Stock Award (subject to Section 13(e) of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Stock Awards and to extend the maximum term of an Option (subject to Section 6(a) regarding Incentive Stock Options);

(x)       To allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 11(f);

(xi)      To authorize any person to execute on behalf of the Company any instrument required to effect the grant of a Stock Award previously granted by the Board;

(xii)    To allow a Participant to defer the receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be due to such Participant under a Stock Award pursuant to such procedures as the Board may determine; and

(xiii)   To make all other determinations deemed necessary or advisable for administering the Plan.

(c)   Delegation to Committee.

(i)   General.  The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term “Committee” shall apply to any person or persons to whom such authority has been delegated.  If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board.  The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(ii)   Committee Composition.  In the discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.  Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Stock Awards to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or) (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Stock Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

(d)   Effect of Board’s and/or Committee’s Decision.  All determinations, interpretations and constructions made by the Board or the Committee in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4.    Shares Subject To The Plan.

(a)   Share Reserve.  Subject to the provisions of Section 12 relating to adjustments upon changes in Common Stock, the total number of shares of Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate of 90 million shares (the “Reserved Shares”).

(b)   Reversion of Shares to the Share Reserve.  Subject to the provisions of 4(a) above, if any Stock Award shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Stock Award shall revert to and again become available for issuance under the Plan.

 (c)   Source of Shares.  The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5.    Eligibility.

(a)    Not used.

(b)    Not used

(c)   Section 162(m) Limitation.  Subject to the provisions of Section 12 relating to adjustments upon changes in the shares of Common Stock, no Employee shall be eligible to be granted Options covering more than five million (5,000,000) shares of Common Stock during any calendar year, and no Employee shall be eligible to be granted, in the aggregate, Restricted Stock and Restricted Stock Units covering more than two million (2,000,000) shares of Common Stock, during any calendar year.  This subsection 5(c) shall not apply until (i) the earliest of: (1) the first material modification of the Plan (including any increase in the number of shares of Common Stock reserved for issuance under the Plan in accordance with Section 4); (2) the issuance of all of the shares of Common Stock reserved for issuance under the Plan; (3) the expiration of the Plan; or (4) the first meeting of stockholders at which Directors are to be elected that occurs after the close of the first calendar year following the calendar year in which occurred the first registration of an equity security under Section 12 of the Exchange Act or the date the Company becomes publicly held in accordance with Section 162(m) of the Code and the rules and regulations promulgated thereunder; or (ii) such other date required by Section 162(m) of the Code and the rules and regulations promulgated thereunder.

(d)   Consultants.

(i)   A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, either the offer or the sale of the Company’s securities to such Consultant is not exempt under Rule 701 of the Securities Act (“Rule 701”) because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by Rule 701, unless the Company determines that such grant need not comply with the requirements of Rule 701 and will satisfy another exemption under the Securities Act as well as comply with the securities laws of all other relevant jurisdictions.

(ii)   A Consultant shall not be eligible for the grant of a Stock Award if, at the time of grant, a Form S-8 Registration Statement under the Securities Act (“Form S-8”) is not available to register either the offer or the sale of the Company’s securities to such Consultant because of the nature of the services that the Consultant is providing to the Company, or because the Consultant is not a natural person, or as otherwise provided by the rules governing the use of Form S-8, unless the Company determines both (i) that such grant (A) shall be registered in another manner under the Securities Act (e.g., on a Form S-3 Registration Statement) or (B) does not require registration under the Securities Act in order to comply with the requirements of the Securities Act, if applicable, and (ii) that such grant complies with the securities laws of all other relevant jurisdictions.

(iii)          Rule 701 and Form S-8 generally are available to consultants and advisors only if (i) they are natural persons; (ii) they provide bona fide services to the issuer, its parents, its majority-owned subsidiaries or majority-owned subsidiaries of the issuer’s parent; and (iii) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the issuer’s securities.

6.    Option Provisions.

Each Option shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate.  All Options shall be non-statutory Stock Options at the time of grant.  The provisions of separate Options need not be identical, but each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a)   Term.  No Stock Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b)    Not used.

(c)   Exercise Price of a Stock Option.  The exercise price of each Stock Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the Option on the date the Option is granted.  Notwithstanding the foregoing, a Stock Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(d)   Consideration.  The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised or (ii) at the discretion of the Board at the time of the grant of the Option (or subsequently in the case of a Non-statutory Stock Option) (1) by delivery to the Company of other Common Stock, (2) according to a deferred payment or other similar arrangement with the Optionholder or (3) in any other form of legal consideration that may be acceptable to the Board (which includes a cashless exercise election).  Unless otherwise specifically provided in the Option, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).  At any time that the Company is incorporated in Delaware, payment of the Common Stock’s “par value,” as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the market rate of interest necessary to avoid a charge to earnings for financial accounting purposes.

In the case of a cashless exercise, the following formula will be used:

If elected by the Holder, the Holder shall be entitled to receive a certificate for the number of Option Shares equal to the quotient obtained by dividing (A-B) (X) by (A), where:

(A) = the closing stock price (trade) on the Trading Day immediately preceding the date of such election;

(B) = the Exercise Price of the Option, as adjusted; and

(X) = the number of Option Shares issuable upon exercise of the Option in accordance with the terms of the Option by means of a cash exercise rather than a cashless exercise.

Notwithstanding anything herein to the contrary, on the Termination Date, unexercised vested Options shall be automatically exercised via cashless exercise pursuant to this Section 6(d).

(e)   Vesting.  (i) The total number of shares of Common Stock subject to an Option may, but need not, vest and therefore become exercisable in periodic installments that may, but need not, be equal.  The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate.  The vesting provisions of individual Options may vary.  The provisions of this subsection 6(e) are subject to any Option provisions governing the minimum number of shares of Common Stock as to which an Option may be exercised.

(f)   Termination of Continuous Service.  In the event an Optionholder’s Continuous Service terminates, the Optionholder (or the Optionholder’s heirs, executor or successors) may exercise his or her Option (to the extent that the Optionholder was entitled to exercise such Option as of the date of termination) but only within such period of time ending on the earlier of (i) the date six (6) months following the termination of the Optionholder’s Continuous Service (or such longer period specified in the Option Agreement), or (ii) the expiration of the term of the Option as set forth in the Option Agreement.  If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall be exercised on a cashless basis per section 6(d) or terminate.

(g)   Extension of Termination Date.  An Optionholder’s Option Agreement may also provide that if the exercise of the Option following the termination of the Optionholder’s Employment and/or Continuous Service would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in Section 6(a) or (ii) the expiration of a period of six (6) months after the termination of the Optionholder’s Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(h)    Not used.

(i)    Not used.

(j)   Early Exercise.  The Option may, but need not, include a provision whereby the Optionholder may elect at any time before the Optionholder’s Continuous Service terminates to exercise the Option as to any part or all of the shares of Common Stock subject to the Option prior to the full vesting of the Option.

7.    Provisions of Stock Awards other than Options.

(a)   Stock Awards.  Each Stock Award Agreement with regard to Common Stock shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate.  The terms and conditions of Stock Award Agreements for Common Stock may change from time to time, and the terms and conditions of separate Stock Award Agreements for Common Stock need not be identical, but each Stock Award Agreement shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i)   Consideration.  A Stock Award of Common Stock may be awarded in consideration for past services actually rendered to the Company or an Affiliate for its benefit.

(ii)   Vesting.  Stock Awards other than Options shall vest in accordance with the schedule determined by the Board, which shall be set forth in the applicable Stock Award Agreement.

(iii)          Termination of Participant’s Continuous Service.  In the event a Participant’s Continuous Service terminates, the Company may reacquire any or all of the shares of Common Stock held by the Participant which have not vested as of the date of termination under the terms of the Stock Award Agreement.

(b)   Restricted Stock Awards.  Each Stock Award Agreement with regard to Restricted Stock shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate.  The terms and conditions of the Stock Award Agreement may change from time to time, and the terms and conditions of separate Stock Award Agreement for Restricted Stock need not be identical, but each Stock Award Agreement regarding Restricted Stock shall include (through incorporation of provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i)   Transferability.  Except as provided in this Section 7(b) or Section 10, shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until such time as the shares of Restricted Stock have vested.

(ii)           Other Restrictions.  The Board, in its sole discretion, may impose such other restrictions on shares of Restricted Stock as it may deem advisable or appropriate.

(iii)   Removal of Restrictions.  Except as otherwise provided in this Section 7(b), shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the date the shares of Restricted Stock vest or at such other time as the Board may determine.  The Board, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(iv)   Voting Rights.  During the period in which the shares of Restricted Stock are not transferable, Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Board determines otherwise.

(v)   Dividends and Other Distributions.  During the period in which the shares of Restricted Stock are not transferable, Participants holding shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such shares, unless the Board provides otherwise.  If any such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.

(vi)   Return of Restricted Stock to the Company.  On the date set forth in the Stock Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

(c)   Restricted Stock Units.  Restricted Stock Units may be granted at any time and from time to time as determined by the Board.  After the Board determines that it will grant Restricted Stock Units under the Plan, it shall advise the Participant in a Stock Award Agreement for Restricted Stock Units of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

(i)   Vesting Criteria and Other Terms.  The Board shall set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant.  The Board may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Board in its discretion.

(ii)   Settlement of Restricted Stock Units.  Restricted Stock Units shall be settled within 10 business days after vesting, either by delivery to the Participant of shares of Common Stock (with appropriate Securities Act restrictive legends) or, at the election of the Company, by delivery to the Participant of a cash payment based upon the Fair Market Value of the Company’s Common Stock on the date of vesting for each Restricted Stock Unit vested.

8.    Covenants of the Company.

(a)   Availability of Shares.  During the terms of the Stock Awards, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Stock Awards.

(b)   Securities Law Compliance.  The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award.  If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained.

9.    Use of Proceeds from Stock

Proceeds from the sale of Common Stock pursuant to Stock Awards shall constitute general funds of the Company.

10.   Transferability of Awards.

(a)   General.  Unless determined otherwise by the Board, a Stock Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, by the laws of descent or distribution, to a revocable trust, or as permitted by Rule 701, and may be exercised, during the lifetime of the Participant, only by the Participant.  If the Board makes a Stock Award transferable, such Stock Award will contain such additional terms and conditions as the Board deems appropriate.

(b)   Stock Award Transfer Program.  Notwithstanding any contrary provision of the Plan, the Board shall have all discretion and authority to determine and implement the terms and conditions of any Stock Award Transfer Program instituted pursuant to this Section 10(b) and shall have the authority to amend the terms of any Stock Award participating, or otherwise eligible to participate in, the Stock Award Transfer Program, including (but not limited to) the authority to (i) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Stock Award, (ii) amend or remove any provisions of the Stock Award relating to the Stock Award holder’s continued service to the Company, (iii) amend the permissible payment methods with respect to the exercise or purchase of any such Stock Award, (iv) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Stock Award, and (v) make such other changes to the terms of such Stock Award as the Board deems necessary or appropriate in its sole discretion.

11.   Miscellaneous.

(a)   Acceleration of Exercisability and Vesting.  The Board shall have the power to accelerate the time at which a Stock Award may first be exercised or the time during which a Stock Award or any part thereof will vest in accordance with the Plan, notwithstanding the provisions in the Stock Award stating the time at which it may first be exercised or the time during which it will vest.

(b)   Stockholder Rights.  Except to the limited extent provided in Section 7(b), no Participant (nor any beneficiary) shall have any of the rights or privileges of a stockholder of the Company with respect to any shares of Common Stock issuable pursuant to a Stock Award (or exercise thereof), unless and until certificates representing such shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

(c)   No Employment or other Service Rights.  Nothing in the Plan or any instrument executed or Stock Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(d)    Not used.

(e)   Investment Assurances.  The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant’s knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant’s own account and not with any present intention of selling or otherwise distributing the Common Stock.  The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (1) the issuance of the shares of Common Stock upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act or (2) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws.  The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(f)   Withholding Obligations.  To the extent provided by the terms of a Stock Award Agreement, the Participant may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of Common Stock under a Stock Award by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares of Common Stock from the shares of Common Stock otherwise issuable to the Participant as a result of the exercise or acquisition of Common Stock under the Stock Award, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of Common Stock.

(g)   Information Obligation.  To the extent required by applicable state law, the Company shall deliver financial statements to Participants at least annually.  This subsection 10(g) shall not apply to key Employees whose duties in connection with the Company assure them access to equivalent information.

12.   Adjustments upon Changes in Stock.

(a)   Capitalization Adjustments.  If any change is made in the Common Stock subject to the Plan, or subject to any Stock Award, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject to the Plan pursuant to Section 4(a) and the maximum number of securities subject to award to any person pursuant to Section 5(c), and the outstanding Stock Awards will be appropriately adjusted in the class(es) and number of securities and price per share of Common Stock subject to such outstanding Stock Awards.  The Board shall make such adjustments, and its determination shall be final, binding and conclusive.  (The conversion of any convertible securities of the Company shall not be treated as a transaction “without receipt of consideration” by the Company.)

(b)   Dissolution or Liquidation.  In the event of a dissolution or liquidation of the Company, then all outstanding Stock Awards shall terminate immediately prior to such event.

(c)   Asset Sale, Merger, Consolidation or Reverse Merger.  In the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise (individually, a “Corporate Transaction”), then any surviving corporation or acquiring corporation shall assume any Stock Awards outstanding under the Plan or shall substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the Corporate Transaction) for those outstanding under the Plan.  In the event any surviving corporation or acquiring corporation refuses to assume such Stock Awards or to substitute similar stock awards for those outstanding under the Plan, then with respect to Stock Awards held by Participants whose Continuous Service has not terminated, the vesting of such Stock Awards (and, if applicable, the time during which such Stock Awards may be exercised) shall be accelerated in full, and the Stock Awards shall terminate if not exercised (if applicable) at or prior to the Corporate Transaction.  With respect to any other Stock Awards outstanding under the Plan, such Stock Awards shall terminate if not exercised (if applicable) prior to the Corporate Transaction.  Notwithstanding the foregoing provisions of this paragraph, Participants shall be allowed not less than six (6) months to exercise Stock Awards so vested.

13.   Amendment of the Plan and Stock Awards.

(a)   Amendment of Plan.  The Board at any time, and from time to time, may amend the Plan.  However, except as provided in Section 12 relating to adjustments upon changes in Common Stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 or any NASDAQ or securities exchange listing requirements.

(b)   Stockholder Approval.  The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to certain executive officers.

(c)   Contemplated Amendments.  It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide eligible Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.

(d)   No Impairment of Rights.  Rights under any Stock Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

(e)   Amendment of Stock Awards.  The Board at any time, and from time to time, may amend the terms of any one or more Stock Awards; provided, however, that the rights under any Stock Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the Participant and (ii) the Participant consents in writing.

14.   Termination or Suspension of the Plan.

(a)   Plan Term.  The Board may suspend or terminate the Plan at any time.  Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board.  No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b)   No Impairment of Rights.  Suspension or termination of the Plan shall not impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the Participant.

15.   Effective Date of Plan.

The Plan shall become effective as of the date of approval by the Board.

16.   Choice of Law.

The law of the State of Delaware shall govern all questions concerning the construction, validity and interpretation of this Plan, without regard to such state’s conflict of laws rules.

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Plan on the date indicated below.

PETRO RIVER OIL CORP.

Dated:	/s/
Name:

	Title:	Chief Executive Officer

Adopted:  By the Board of Directors on ______________
Approved By Stockholders:
Termination Date: